Filed pursuant to Rule 424(b)(5)
Registration No. 333-132287

PROSPECTUS SUPPLEMENT

(To the Prospectus Dated March 8, 2006)

4,000,000 Common Units

Representing Limited Partner Interests

We are selling 4,000,000 common units of Inergy, L.P. Our common units trade on the Nasdaq Global Select Market under the symbol “NRGY.” The last reported sales price of our common units on the Nasdaq Global Select Market on March 23, 2009 was $23.31 per common unit.

Investing in our common units involves risks. Please read “Risk Factors” beginning on page S-8 of this prospectus supplement and on page 5 of the accompanying prospectus.

	Per Common Unit	Total
Public Offering Price	$22.30	$89,200,000
Underwriting Discounts	$0.86	$3,440,000
Proceeds, Before Expenses, to Inergy, L.P.	$21.44	$85,760,000

The underwriters expect to deliver the common units on or about March 27, 2009.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus supplement or the accompanying prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

We have granted the underwriters a 30-day option to purchase up to an additional 600,000 common units from us on the same terms and conditions as set forth above if the underwriters sell more than 4,000,000 common units in this offering.

Joint Book-Running Managers

Wachovia Securities	Barclays Capital	Citi	UBS Investment Bank

Co-Managers

Credit Suisse	Raymond James

The date of this prospectus supplement is March 24, 2009.

Prospectus Supplement

Prospectus dated March 8, 2006

Important Notice About Information in This

Prospectus Supplement and the Accompanying Prospectus

This document is in two parts. The first part is the prospectus supplement, which describes the specific terms of this offering of common units. The second part is the accompanying prospectus, which gives more general information, some of which may not apply to this offering of common units.

If the information relating to the offering varies between the prospectus supplement and the accompanying prospectus, you should rely on the information in this prospectus supplement.

You should rely only on the information contained in or incorporated by reference in this prospectus supplement or the accompanying prospectus or any free writing prospectus prepared by or on behalf of us. We have not authorized anyone to provide you with additional or different information. If anyone provides you with additional, different or inconsistent information, you should not rely on it. We are offering to sell the common units and seeking offers to buy the common units only in jurisdictions where offers and sales are permitted. You should not assume that the information contained in this prospectus supplement or the accompanying prospectus is accurate as of any date other than the date on the front of those documents or that any information we have incorporated by reference is accurate as of any date other than the date of the document incorporated by reference. Our business, financial condition, results of operations and prospects may have changed since such dates.

The information in this prospectus supplement is not complete. You should review carefully all of the detailed information appearing in this prospectus supplement, the accompanying prospectus and the documents we have incorporated by reference before making any investment decision.

i

PROSPECTUS SUPPLEMENT SUMMARY

This summary highlights information contained elsewhere in this prospectus supplement and the accompanying prospectus. It does not contain all of the information you should consider before making an investment decision. You should read the entire prospectus supplement, the accompanying prospectus, the documents incorporated herein by reference and the other documents to which we refer for a more complete understanding of this offering of common units. Please read the sections entitled “Risk Factors” on page S-8 of this prospectus supplement and page 5 of the accompanying prospectus for more information about important factors that you should consider before buying our common units in this offering. Unless we indicate otherwise, the information we present in this prospectus supplement assumes that the underwriters do not exercise their option to purchase additional common units. Throughout this prospectus supplement, when we use the terms “we,” “us,” “our,” or “Inergy, L.P.,” we are referring to Inergy, L.P. or to Inergy, L.P. and its subsidiaries collectively as the context requires.

INERGY, L.P.

Overview

We are a publicly traded Delaware limited partnership that owns and operates a geographically diverse retail and wholesale propane supply, marketing and distribution business. In addition to our propane operations, we also operate a growing midstream business that includes two natural gas storage facilities (“Stagecoach” and “Steuben”), a liquefied petroleum gas (“LPG”) storage facility located near Bath, New York, a natural gas liquids (“NGL”) business located near Bakersfield, California and a solution-mining and salt production company (“US Salt”).

We believe we are the fifth largest propane retailer in the United States, excluding cooperatives, based on retail propane gallons sold. Our propane business includes the retail marketing, sale and distribution of propane, including the sale and lease of propane supplies and equipment, to residential, commercial, industrial and agricultural customers. We currently market our propane products under various regional brand names and serve approximately 700,000 retail customers in 28 states from 313 customer service centers, which have an aggregate of approximately 30.7 million gallons of above-ground propane storage. For the fiscal year ended September 30, 2008, we sold and physically delivered approximately 331.9 million gallons of propane to our retail customers and approximately 358.5 million gallons of propane to our wholesale customers.

We have primarily grown through acquisitions of retail propane operations and to a lesser extent through organic expansion projects. Since our predecessor’s inception in November 1996 through February 28, 2009, we have acquired 81 businesses, including two natural gas storage facilities, an LPG salt cavern storage facility, a primarily fee-based natural gas processing and liquids business and a solution-mining and salt production company.

Our business is currently comprised of two reportable segments consisting of our propane and midstream operations.

Propane Operations. We market propane primarily in rural areas, but also have a significant number of customers in suburban areas where energy alternatives to propane, such as natural gas, are generally not available. We make customer deliveries to residential, industrial and commercial and agricultural customers. From our customer service centers, we also sell, install and service equipment related to our propane distribution business, including heating and cooking appliances. Approximately 90% of our retail propane customers lease their tanks from us.

In addition to our retail propane business, we operate a wholesale supply, marketing and distribution business through which we provide propane procurement, transportation and supply and price risk management services to our customer service centers, as well as to independent dealers, multistate marketers, petrochemical companies, refineries and gas processors and a number of other natural gas liquids marketing and distribution companies in 40 states, primarily in the Midwest, Northeast and South.

Midstream Operations. We own and operate a midstream business, which includes the following assets:

•

a high performance, multi-cycle natural gas storage facility located approximately 150 miles northwest of New York City, with approximately 26.25 Bcf of working gas capacity, a maximum withdrawal capability of 500 MMcf/d and a maximum injection capability of 250 MMcf/d (the “Stagecoach Facility”). The Stagecoach Facility, which is regulated by the Federal Energy Regulatory Commission (“FERC”), is fee-based with a market-based rate structure and is currently 100% committed primarily with investment-grade rated companies under term contracts that have a weighted average maturity extending to September 2014. The Stagecoach Facility is among the closest natural gas storage facilities to the northeastern United States market and is a significant participant in the northeast United States natural gas distribution system. We also own a 24-mile pipeline that connects the Stagecoach Facility to Tennessee Gas Pipeline Company’s 300-Line. In addition, we own a 10-mile long pipeline that connects the Stagecoach Facility to the newly constructed Millennium Pipeline. The pipeline interconnect to the Millennium Pipeline enhances and further diversifies our supply sources and provides interruptible wheeling opportunities to our shipper community;

•

100% of the membership interests in Arlington Storage Company, LLC (“ASC”). ASC is the majority owner and operator of Steuben Gas Storage Company, which owns a FERC-regulated 6.2 Bcf natural gas storage facility in Steuben County, New York. Steuben Gas Storage is connected to Dominion Gas Transmission’s Woodhull Pipeline. ASC also owns the development rights to the Thomas Corners storage project, also located in Steuben County, which has the potential to add an additional approximate 7 Bcf of working gas storage capacity. On December 18, 2008, ASC was granted its Section 7(c) Application for a Certificate of Public Convenience and Necessity by the FERC for the construction and operation of the Thomas Corners natural gas storage facility;

•

a 1.5 million barrel salt cavern LPG storage facility, acquired in October 2006, located near Bath, New York (the “Bath LPG Storage Facility”), approximately 210 miles northwest of New York City and 60 miles from the Stagecoach Facility. The Bath LPG Storage Facility is supported by both rail and truck terminal facilities capable of loading and unloading 19-22 rail cars per day and 15 truck transports per day;

•

US Salt, an industry-leading solution mining and salt production company located in Schuyler County, New York, between our Stagecoach and Steuben natural gas storage facilities. US Salt produces and sells over 300,000 tons of salt each year. The solution mining process used by US Salt creates salt caverns that we believe can be developed into useable natural gas storage capacity; and

•

an NGL business in Bakersfield, California, acquired in 2003, which includes a 25.0 MMcf/d natural gas processing plant, a 10,000 bpd NGL fractionation plant, including NGL rail and truck terminals, an approximate 6.0 million gallon NGL storage facility and trucking and marketing operations.

Business Strategy

Our primary objective is to increase distributable cash flow for our unitholders, while maintaining the highest level of commitment and service to our customers. We have engaged and will continue to engage in objectives of further growth through acquisitions both in our propane and midstream operations, internally generated expansion, and measures aimed at increasing the profitability of existing operations.

Competitive and Business Strengths

We intend to pursue our objectives by capitalizing on our competitive and business strengths as follows:

Competitive Strengths

•

Proven acquisition expertise. Since our predecessor’s inception and through February 28, 2009, we have acquired and successfully integrated 81 businesses. Our executive officers and key employees, who together average more than 15 years experience in the propane and midstream energy-related industries, have developed business relationships with retail propane owners and businesses as well as other midstream industry participants throughout the United States. These significant industry contacts have enabled us to negotiate most of our acquisitions on an exclusive basis. We believe that this acquisition expertise should allow us to continue to grow through strategic and accretive acquisitions. Our acquisition program will continue to seek:

•	businesses that generate distributable cash flow that is accretive to common unitholders on a per unit basis;

•	propane and midstream businesses in attractive market areas;

•	propane businesses with established names with reputations for customer service and reliability;

•	propane businesses with high concentration of propane sales to residential customers;

•	midstream businesses that generate predictable, stable fee-based cash flow streams;

•	midstream businesses with organic growth opportunities or strategic regional enhancement; and

•	retention of key employees in acquired businesses.

•

Management experience. Our senior management team has extensive experience in the propane and midstream energy industry. Our management team has a proven track record of enhancing the value of our partnership, through the acquisition, integration and optimization of the businesses we own and operate.

•

Flexible financial structure. We have a $350.0 million revolving credit facility for acquisitions and a $75.0 million revolving working capital facility. These facilities include a provision which allows us to utilize up to $200.0 million of combined borrowing capacity for working capital as needed during the winter heating season. We believe our available capacity under these facilities combined with our ability to fund acquisitions through the issuance of additional partnership interests will provide us with a flexible financial structure that will facilitate our acquisition strategy.

Propane Business Strengths

•

High percentage of retail sales to residential customers. Our retail propane operations concentrate on sales to residential customers. Residential customers tend to generate higher margins and are generally more stable purchasers than other customers. For the fiscal year ended September 30, 2008, sales to residential customers represented approximately 70% of our retail propane gallons sold. Although overall demand for propane is affected by weather and other factors, we believe that residential propane consumption is not materially affected by general economic conditions because most residential customers consider home space heating to be an essential purchase. In addition, we own nearly 90% of the propane tanks located at our customers’ homes. In many states, fire safety regulations restrict the refilling of a leased tank solely to the propane supplier that owns the tank. These regulations, which require customers to switch propane tanks when they switch suppliers, help enhance the stability of our customer base because of the inconvenience and costs involved with switching tanks and suppliers.

•

Regionally branded operating structure. We believe that our success in maintaining customer stability and our low cost operating structure at our customer service centers results from our decentralized operation under established, locally recognized trade names. We attempt to capitalize on the reputation of the companies we acquire by retaining their local brand names and employees, thereby preserving the goodwill of the acquired business and fostering employee loyalty and customer retention. We expect our local branch management to continue to manage the marketing programs, new business development, customer service and customer billing and collections. We believe that our employee incentive programs encourage efficiency and allow us to control costs at the corporate and field levels.

•

Operations in attractive propane markets. A majority of our propane operations are concentrated in attractive propane market areas, where natural gas distribution is not cost effective, margins are relatively stable, and tank control is relatively high. We intend to pursue acquisitions in similar attractive markets.

•

Comprehensive propane logistics and distribution business. One of our distinguishing strengths is our propane procurement and distribution expertise and capabilities. For the fiscal year ended September 30, 2008, we delivered approximately 358.5 million gallons of propane on a wholesale basis to our various customers. These operations are significantly larger on a relative basis than the wholesale operations of most publicly traded propane businesses. We also provide transportation services to these distributors through our fleet of transport vehicles, and price risk management services to our customers through a variety of financial and other instruments. The presence of our trucks serving our wholesale customers allows us to take advantage of various pricing and distribution inefficiencies that exist in the market from time to time. We believe our wholesale business enables us to obtain valuable market intelligence and awareness of potential acquisition opportunities. Because we sell on a wholesale basis to many residential and commercial retailers, we have an ongoing relationship with a large number of businesses that may be attractive acquisition opportunities for us. We believe that we will have an adequate supply of propane to support our growing retail operations at prices that are generally available only to large wholesale purchasers. This purchasing scale and resulting expertise also helps us avoid shortages during periods of tight supply to an extent not generally available to other retail propane distributors.

Midstream Business Strengths

•

Strategically located assets. Our assets are situated close to or within demand based market areas, which positions us well to leverage the services we offer to our customers relative to our competitors. We own and operate natural gas storage operations approximately 150 miles northwest of New York City. These assets are among the closest natural gas storage facilities to the New York City market and have the capability of delivering natural gas to this market as well as other Northeast and Mid-Atlantic market centers. We also own a 1.6 million barrel LPG storage facility located near Bath, New York, which is located approximately 210 miles northwest of New York City and approximately 60 miles from our Stagecoach facility. In addition, we own and operate US Salt, a solution-mining and salt production company located in Schuyler County, New York, between the Stagecoach and Steuben natural gas storage facilities, which we believe may add additional natural gas storage capacity to our operations in the Northeast. We also own and operate an NGL operation in Bakersfield, California, strategically situated between the major refining centers of Los Angeles and San Francisco. We believe there are opportunities to further leverage our geographic location, expand our current asset base and to enhance the platform of services we offer to our customers that will further enhance the value and profitability of these assets.

•

Ability to leverage industry relationships. Our management team has extensive industry relationships, and they have been successful in leveraging these relationships with both new and existing customers of our midstream operations into profitable opportunities to further grow our operations.

•

Stable cash flows. Our midstream operations consist predominantly of fee-based services that generate stable cash flows. Our Stagecoach Facility operations are 100% fee-based with a weighted average contract maturity that extends to September 2014. These contracts are with investment-grade rated customers such as large east coast utilities and major gas marketing firms. In addition, our West Coast NGL operations are also primarily fee-based and have little exposure to fluctuations in commodity prices. We believe that this further adds to our stable cash flow and enhances our access to the capital markets.

Recent Developments

First Quarter Results. On February 4, 2009, we reported our results of operations for the quarter ended December 31, 2008. Our net income was $57.2 million for the quarter ended December 31, 2008, an increase of approximately $20.3 million compared to net income of $36.9 million for the quarter ended December 31, 2007. Our net income per limited partner unit was $0.91 for the quarter ended December 31, 2008, compared to $0.57 per limited partner unit for the quarter ended December 31, 2007.

Notes Offering. On February 2, 2009, we completed a private placement of $225 million aggregate principal amount of our 8 3/4% Senior Notes due 2015. We used the net proceeds of approximately $197.7 million from that offering to repay amounts outstanding under our revolving acquisition credit facility.

Partnership Structure and Management

Our operations are conducted through, and our operating assets are owned by, our subsidiaries. We own our interests in our subsidiaries through our 100% ownership interest in our operating companies, Inergy Propane, LLC and Inergy Midstream, LLC. Inergy GP, LLC, our managing general partner, has sole responsibility for conducting our business and managing our operations. Our managing general partner has no economic interest in our partnership and does not receive a management fee, but it is reimbursed for expenses incurred on our behalf. Inergy Partners, LLC, our non-managing general partner, has only an economic interest in us and has no operational or managerial responsibilities under our partnership agreement. Inergy Holdings, L.P. (“Inergy Holdings”) is the sole member of our managing general partner and the sole member of our non-managing general partner, and Inergy Holdings owns all of our incentive distribution rights and, through subsidiaries, approximately 9.1% of our outstanding common units.

The chart on the following page depicts our abridged organizational and ownership structure after giving effect to this offering, assuming no exercise of the underwriters’ option to purchase additional common units.

Ownership of Inergy, L.P. After the Offering

Management and Other Investors
Public Unitholders
75.1% limited partner interest
24.9% limited partner interest
Inergy Holdings, L.P. and its Affiliates
1,869,655 Common Units
Incentive Distribution Rights
100% Membership Interest
100% Membership Interest
Public Unitholders
50,557,434 Common Units
Inergy Partners, LLC
(The Non-Managing General Partner)
2,837,034 Common Units
Inergy GP, LLC
(The Managing General Partner)
3.4% Limited Partner Interest
90.7% Limited Partner Interest
0.8% General Partner Interest
5.1% Limited Partner Interest
Management Rights; Non-Economic Interest
Inergy, L.P.
(The Partnership)
100% Ownership Interest
Inergy Finance Corp.
Inergy Propane, LLC and subsidiaries
Inergy Midstream, LLC and subsidiaries

The Offering

Common units offered by Inergy, L.P.	4,000,000 common units; 4,600,000 common units if the underwriters exercise in full their option to purchase additional common units.

Common units outstanding after this offering	55,264,123 common units if the underwriters do not exercise their option to purchase an additional 600,000 common units and 55,864,123 common units if the underwriters exercise in full their option to purchase an additional 600,000 common units.

Use of proceeds	We will use the net proceeds from this offering (and the net proceeds from any exercise of the underwriters’ option to purchase additional common units) to repay outstanding indebtedness under our revolving working capital credit facility and our revolving acquisition credit facility. Please read “Use of Proceeds.”

Affiliates of Wachovia Capital Markets, LLC (including Wachovia Bank, National Association and Wells Fargo Bank, NA) and Raymond James & Associates, Inc. are lenders under our revolving working capital facility and our revolving acquisition credit facility and will receive a portion of the proceeds from this offering through repayment of indebtedness under the credit facilities. Please read “Underwriting.”

Cash distributions	Under our partnership agreement, we must distribute all of our cash on hand at the end of each quarter, less reserves established by our managing general partner in its discretion. We refer to this cash as “available cash,” and we define its meaning in our partnership agreement.

On February 13, 2009, we paid a quarterly cash distribution for the quarter ended December 31, 2008 of $0.645 per common unit, or $2.58 on an annualized basis.

If cash distributions exceed $0.33 per unit in any quarter, Inergy Holdings, the sole member of our managing general partner, will receive increasing percentages, up to 48%, of the cash we distribute in excess of that amount. We refer to Inergy Holdings’ right to receive these higher amounts of cash as “incentive distribution rights.” Because our quarterly cash distributions currently exceed $0.33 per unit, Inergy Holdings is currently receiving its incentive distribution rights.

Estimated ratio of taxable income to distributions	We estimate that if you own the common units you purchase in this offering through the record date for the distribution for the fourth calendar quarter of 2011, you will be allocated, on a cumulative basis, an amount of federal taxable income for that period that will be less than 20% of the cash distributed to you with respect to that period. Please read “Tax Considerations” in this prospectus supplement for the basis of this estimate.

Exchange listing	Our common units trade on the Nasdaq Global Select Market under the symbol “NRGY.”

RISK FACTORS

An investment in our common units involves risk. You should carefully read the risk factors included under the caption “Risk Factors” beginning on page 5 of the accompanying prospectus, as well as the risk factors included in Item 1A. “Risk Factors” in our annual report on Form 10-K for the fiscal year ended September 30, 2008, together with all of the other information included or incorporated by reference in this prospectus supplement. If any of these risks were to occur, our business, financial condition, results of operations or prospects could be materially adversely affected. In such case, the trading price of our common units could decline, and you could lose all or part of your investment.

USE OF PROCEEDS

We expect to receive net proceeds of approximately $85.6 million from the sale of 4,000,000 common units offered by this prospectus supplement, after deducting underwriting discounts and estimated offering expenses payable by us. If the underwriters exercise their option to purchase 600,000 additional common units in full, we expect to receive additional net proceeds of approximately $12.9 million. We will use the net proceeds from this offering (and the net proceeds from any exercise of the underwriters’ option to purchase additional common units) to repay outstanding indebtedness under our revolving working capital credit facility and our revolving acquisition credit facility.

Amounts repaid under our revolving credit facilities may be reborrowed from time to time for acquisitions, growth capital expenditures, working capital needs and other general partnership purposes. At March 23, 2009, debt incurred under our revolving credit facilities was approximately $115.3 million and was used primarily to finance acquisitions and capital expenditures made in connection with our internal growth projects related to our midstream assets and for working capital requirements. As of March 23, 2009, interest on borrowings under our revolving credit facilities had a weighted average interest rate of approximately 2.31%. The revolving credit facilities mature on November 10, 2010.

Affiliates of Wachovia Capital Markets, LLC (including Wachovia Bank, National Association and Wells Fargo Bank, NA) and Raymond James & Associates, Inc. are lenders under our revolving working capital facility and our revolving acquisition credit facility and will receive a portion of the proceeds from this offering through repayment of indebtedness under the credit facilities. Please read “Underwriting.”

CAPITALIZATION

The following table sets forth our cash and cash equivalents and our capitalization as of December 31, 2008:

•	on a consolidated historical basis;

•

as adjusted to give effect to Inergy, L.P.’s and Inergy Finance Corp.’s recent private placement of $225 million aggregate principal amount of 8 3/4% Senior Notes due 2015 and the application of the net proceeds therefrom; and

•	as further adjusted to reflect the sale of common units in this offering and the application of the net proceeds therefrom as described in “Use of Proceeds.”

You should read our financial statements and the notes thereto that are incorporated by reference into this prospectus supplement for additional information regarding us.

	As of December 31, 2008
	Actual	As Adjusted for Notes Offering		As Further Adjusted for This Offering
	($ in millions)
Cash	$18.9	$18.9		$18.9

Long-Term Debt:
Revolving working capital credit facility	$116.0	$116.0		$44.7
Revolving acquisition credit facility	212.0	14.3	(a)	—
6 7/8% senior unsecured notes due 2014	425.0	425.0		425.0
8 1/4% senior unsecured notes due 2016	400.0	400.0		400.0
8 3/4% senior unsecured notes due 2015	—	202.9	(b)	202.9
Fair value adjustment on senior unsecured notes	8.3	8.3		8.3
Bond premium	3.7	3.7		3.7
ASC credit agreement	10.1	10.1		10.1
Other debt	19.8	19.8		19.8

Total Long-Term Debt	$1,194.9	$1,200.1		$1,114.5
Total Partners’ Capital	620.6	620.6		706.2

Total Capitalization	$1,815.5	$1,820.7		$1,820.7

(a)

Reflects the repayment of borrowings under our revolving acquisition credit facility subsequent to December 31, 2008 of approximately $197.7 million using the net proceeds from Inergy, L.P.’s and Inergy Finance Corp.’s recent issuance of $225 million aggregate principal amount of 8 3/4% Senior Notes due 2015 at a price of 90.191% of face value.

(b)	The $202.9 million of senior unsecured notes are recorded at their face value, excluding the discount of $22.1 million to be accrued over the life of the notes.

PRICE RANGE OF COMMON UNITS AND DISTRIBUTIONS

As of March 23, 2009, we had 51,264,123 common units outstanding, held by approximately 33,000 holders of record. The common units are listed and traded on the Nasdaq Global Select Market under the symbol “NRGY.”

The following table sets forth, for the periods indicated, the high and low sales prices per common unit, as reported by the Nasdaq Global Select Market. Distributions are shown in the quarter for which they were paid. The last reported sales price of the common units on the Nasdaq Global Select Market on March 23, 2009 was $23.31 per common unit.

	Price Ranges		Cash Distributions Per Unit
	Low	High
Fiscal 2009
March 31, 2009(a)	$17.06	$25.23	$	N/A	(b)
December 31, 2008	12.38	22.70		0.645

Fiscal 2008
September 30, 2008	$20.00	$26.90		$0.635
June 30, 2008	25.62	29.49		0.625
March 31, 2008	25.39	31.94		0.615
December 31, 2007	29.69	35.10		0.605

Fiscal 2007:
September 30, 2007	$28.53	$38.17		$0.595
June 30, 2007	32.44	38.09		0.585
March 31, 2007	28.01	32.99		0.575
December 31, 2006	26.63	30.49		0.565

(a)	Through March 23, 2009.
(b)	We expect to declare and pay a cash distribution for the second quarter of fiscal 2009 within 45 days following the end of the quarter.

TAX CONSIDERATIONS

The tax consequences to you of an investment in our common units will depend in part on your own tax circumstances. For a discussion of the principal federal income tax considerations associated with our operations and the purchase, ownership and disposition of our common units, please read “Material Tax Considerations” beginning on page 38 in the accompanying prospectus. You are urged to consult with your own tax advisor about the federal, state, local and foreign tax consequences peculiar to your circumstances.

Partnership Tax Treatment

The anticipated after-tax economic benefit of an investment in our common units depends largely on our being treated as a partnership for federal income tax purposes. We have not requested, and do not plan to request, a ruling from the IRS on this or any other tax matter affecting us.

Despite the fact that we are a limited partnership under Delaware law, it is possible, in certain circumstances, for a partnership such as ours to be treated as a corporation for federal income tax purposes. If we were so treated, we would pay federal income tax on our taxable income at the corporate tax rate, which is currently a maximum of 35%, and would likely pay state income tax at varying rates. Distributions to you would generally be taxed again as corporate distributions, and no income, gains, losses, deductions or credits would flow through to you. Because a tax would be imposed upon us as a corporation, our cash available for distribution to you would be substantially reduced. Therefore, treatment of us as a corporation would result in a material reduction in the anticipated cash flow and after-tax return to our unitholders, likely causing a substantial reduction in the value of our common units.

Current law or our business may change so as to cause us to be treated as a corporation for federal income tax purposes or otherwise subject us to entity-level taxation. In addition, because of widespread state budget deficits and other reasons, several states are evaluating ways to subject partnerships to entity-level taxation through the imposition of state income, franchise and other forms of taxation. For example, we are subject to the Texas margin tax, imposed at a maximum effective rate of .7% of our gross income apportioned to Texas. Imposition of such a tax on us by Texas, or any other state, will reduce the cash available for distribution to you.

Our partnership agreement provides that if a law is enacted or existing law is modified or interpreted in a manner that subjects us to taxation as a corporation or otherwise subjects us to entity-level taxation for federal, state or local income tax purposes, the minimum quarterly distribution amount and the target distribution amounts will be adjusted to reflect the impact of that law on us.

Ratio of Taxable Income to Distributions

We estimate that if you purchase common units in this offering and own them through the record date for the distribution for the fourth calendar quarter of 2011, then you will be allocated, on a cumulative basis, an amount of federal taxable income for that period that will be less than 20% of the cash distributed to you with respect to that period. These estimates are based upon the assumption that our available cash for distribution will be sufficient for us to make quarterly distributions of $0.645 per unit to the holders of our common units, and other assumptions with respect to capital expenditures, cash flow and anticipated cash distributions. These estimates and assumptions are subject to, among other things, numerous business, economic, regulatory, competitive and political uncertainties beyond our control. Further, the estimates are based on current tax law and certain tax reporting positions that we have adopted with which the Internal Revenue Service could disagree. Accordingly, we cannot assure you that the estimates will be correct. The actual percentage of distributions that will constitute taxable income could be higher or lower, and any differences could be material and could materially affect the value of the common units. For example, the percentage of distributions that will constitute taxable income to a purchaser of common units in this offering will be higher, and perhaps substantially higher, than our estimate with respect to the period described above if:

•	gross income from operations exceeds the amount required to make minimum quarterly distributions on all units, yet we only distribute the minimum quarterly distributions on all units; or

•

we make a future offering of common units and use the proceeds of the offering in a manner that does not produce substantial additional deductions during the period described above, such as to repay indebtedness outstanding at the time of this offering or to acquire property that is not eligible for deprecation or amortization for federal income tax purposes or that is depreciable or amortizable at a rate significantly slower than the rate applicable to our assets at the time of this offering.

Please read “Material Tax Considerations” in the accompanying prospectus.

Accuracy-Related Penalties

A substantial valuation misstatement exists if the value of any property, or the adjusted basis of any property, claimed on a tax return is 150% or more of the amount determined to be the correct amount of the valuation or adjusted basis. No penalty is imposed unless the portion of the underpayment attributable to a substantial valuation misstatement exceeds $5,000 ($10,000 for most corporations). If the valuation claimed on a return is 200% or more than the correct valuation, the penalty imposed increases to 40%. We do not anticipate making any valuation misstatements.

Tax-Exempt Organizations and Other Investors

Ownership of common units by tax-exempt entities, regulated investment companies and foreign investors raises issues unique to such persons. Please read “Material Tax Considerations—Tax-Exempt Organizations and Other Investors” in the accompanying prospectus.

UNDERWRITING

Wachovia Capital Markets, LLC, Barclays Capital Inc., Citigroup Global Markets Inc. and UBS Securities LLC are acting as joint book-running managers of the underwritten offering and representatives of the underwriters named below. Subject to the terms and conditions stated in the underwriting agreement dated the date of this prospectus supplement, each underwriter named below has agreed to purchase, and we have agreed to sell to that underwriter, the number of common units set forth opposite the underwriter’s name.

Underwriter	Number of Common Units
Wachovia Capital Markets, LLC	800,000
Barclays Capital Inc.	800,000
Citigroup Global Markets Inc.	800,000
UBS Securities LLC	800,000
Credit Suisse Securities (USA) LLC	400,000
Raymond James & Associates	400,000

Total	4,000,000

The underwriting agreement provides that the obligations of the underwriters to purchase the common units included in this offering are subject to approval of legal matters by counsel and to other conditions. The underwriters are obligated to purchase all of the common units (other than those covered by the over-allotment option to purchase additional common units described below) if they purchase any of the common units.

Option to Purchase Additional Common Units

We have granted to the underwriters an option, exercisable for 30 days from the date of this prospectus supplement, to purchase up to 600,000 additional common units at the public offering price less the underwriting discount. To the extent the option is exercised, each underwriter must purchase a number of additional common units approximately proportionate to that underwriter’s initial purchase commitment.

Underwriting Discount and Expenses

The underwriters propose to offer some of the common units directly to the public at the public offering price set forth on the cover page of this prospectus supplement and some of the common units to dealers at the public offering price less a concession not to exceed $0.52 per common unit. If all of the common units are not sold at the initial offering price, the underwriters may change the public offering price and the other selling terms.

The following table shows the underwriting discounts that we are to pay to the underwriters in connection with this offering. These amounts are shown assuming both no exercise and full exercise of the underwriters’ option to purchase additional common units.

	No Exercise	Full Exercise
Per Common Unit	$0.86	$0.86
Total	$3,440,000	$3,956,000

We estimate that our total expenses of this offering, excluding underwriting discounts, will be approximately $0.2 million.

Lock-Up Agreements

We and the directors and executive officers of our managing general partner have entered into lock-up agreements with the underwriters. Under these agreements, subject to certain exceptions, we and each of these persons may not, without the prior written approval of the representatives, offer, sell, contract to sell or otherwise dispose of or hedge our common units or securities convertible into or exchangeable for our common units, enter into any swap or other agreement that transfers, in whole or in part, any of the economic consequences of ownership of the common units, file or cause to be filed a registration statement with respect to the registration of any common units or securities convertible, exercisable or exchangeable into common units or any of our other securities or publicly disclose the intention to do any of the foregoing. These restrictions will be in effect for a period of 60 days after the date of this prospectus supplement. The restrictions described in this paragraph do not apply to issuances of common units pursuant to any existing employee benefit plans or issuances of common units directly to a seller of a business as part of the purchase price or a private placement, in each case in connection with acquisitions and capital improvements that our managing general partner determines will increase cash flow from operations on a per unit basis after giving effect to such issuance. The representatives, in their sole discretion, may release any of the common units subject to these lock-up agreements at any time without notice.

Inergy Holdings, L.P. and certain of its subsidiaries, including Inergy Partners, LLC, who collectively own 4,706,689 common units, are not subject to a lock-up agreement and are therefore not restricted by the underwriters from selling all or some of their common units during this period. However, 3,787,340 of these common units are subject to pledge agreements securing indebtedness of Inergy Holdings under its credit facilities and cannot be transferred without the consent of Inergy Holdings’ lenders.

Listing

Our common units are listed on the Nasdaq Global Select Market under the symbol “NRGY.”

Passive Market Making

In connection with the offering, the underwriters may engage in passive market making transactions in the common units on the Nasdaq Global Select Market in accordance with Rule 103 of Regulation M under the Securities Exchange Act of 1934 during the period before the commencement of offers or sales of common units and extending through the completion of distribution. A passive market maker must display its bids at a price not in excess of the highest independent bid of the security. However, if all independent bids are lowered below the passive market maker’s bid that bid must be lowered when specified purchase limits are exceeded.

Price Stabilization, Short Positions and Penalty Bids

In connection with the offering, the representatives, on behalf of the underwriters, may purchase and sell common units in the open market. These transactions may include short sales, syndicate covering transactions and stabilizing transactions. Short sales involve syndicate sales of common units in excess of the number of common units to be purchased by the underwriters in the offering, which creates a syndicate short position. “Covered” short sales are sales of common units made in an amount up to the number of common units represented by the underwriters’ over-allotment option. In determining the source of common units to close out the covered syndicate short position, the underwriters will consider, among other things, the price of common units available for purchase in the open market as compared to the price at which they may purchase units through the over-allotment option. Transactions to close out the covered syndicate short position involve either purchases of the common units in the open market after the distribution has been completed or the exercise of the over-allotment option. The underwriters may also make “naked” short sales of common units in excess of the over-allotment option. The underwriters must close out any naked short position by purchasing common units in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the common units in the open market after pricing that could adversely affect investors who purchase in the offering. Stabilizing transactions consist of bids for or purchases of common units in the open market while the offering is in progress.

The underwriters also may impose a penalty bid. Penalty bids permit the underwriters to reclaim a selling concession from a syndicate member when the representatives repurchase common units originally sold by that syndicate member in order to cover syndicate short positions or make stabilizing purchases.

Any of these activities may have the effect of preventing or retarding a decline in the market price of the common units. They may also cause the price of the common units to be higher than the price that would otherwise exist in the open market in the absence of these transactions. The underwriters may conduct these transactions on the Nasdaq Global Select Market or in the over-the-counter market, or otherwise. If the underwriters commence any of these transactions, they may discontinue them at any time.

Affiliations/FINRA Rules

The underwriters and their affiliates have performed investment and commercial banking and advisory services for us and our affiliates from time to time for which they have received customary fees and expenses. The underwriters and their affiliates may, from time to time, engage in transactions with and perform services for us in the ordinary course of their business. Affiliates of Wachovia Capital Markets, LLC (including Wachovia Bank, National Association and Wells Fargo Bank, NA) and Raymond James & Associates, Inc. are lenders under our revolving credit facility and will receive a portion of the proceeds from this offering pursuant to the repayment of borrowings under that facility. Because we intend to use more than 10% of the net proceeds from this offering to reduce indebtedness owed by us to such affiliates, this offering is being conducted in compliance with the applicable requirement of Financial Industry Regulatory Authority, or FINRA, Rule 5110 and Rule 2720 of the NASD Conduct Rules (which are part of the FINRA Rules).

Because FINRA views our common units as interests in a direct participation program, this offering is being made in compliance with Rule 2810 of the NASD Conduct Rules. Investor suitability with respect to the common units will be judged similarly to the suitability with respect to other securities that are listed for trading on a national securities exchange.

Electronic Distribution

This prospectus supplement and the accompanying prospectus in electronic format may be made available on the websites maintained by one or more of the underwriters. The underwriters may agree to allocate a number of common units for sale to their online brokerage account holders. The common units will be allocated to underwriters that may make Internet distributions on the same basis as other allocations. In addition, common units may be sold by the underwriters to securities dealers who resell common units to online brokerage account holders.

Other than this prospectus supplement and the accompanying prospectus in electronic format, information contained in any website maintained by an underwriter is not part of this prospectus supplement or the accompanying prospectus or registration statement of which the accompanying prospectus forms a part, has not been endorsed by us and should not be relied on by investors in deciding whether to purchase common units. The underwriters are not responsible for information contained in websites that they do not maintain.

Indemnification

We have agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act of 1933, as amended, or to contribute to payments the underwriters may be required to make because of any of those liabilities.

LEGAL MATTERS

The validity of the common units will be passed upon for us by Vinson & Elkins L.L.P., Houston, Texas. Certain legal matters in connection with the common units offered hereby will be passed upon for the underwriters by Baker Botts L.L.P., Houston, Texas.

EXPERTS

The consolidated financial statements of Inergy, L.P. and Subsidiaries and the balance sheet of Inergy GP, LLC appearing in Inergy, L.P. and Subsidiaries’ Annual Report (Form 10-K) for the year ended September 30, 2008 (including schedule appearing therein), and the effectiveness of Inergy, L.P. and Subsidiaries’ internal control over financial reporting as of September 30, 2008, have been audited by Ernst & Young LLP, independent registered public accounting firm, as set forth in their reports thereon included therein, and incorporated herein by reference. Such financial statements are, and audited financials statements to be included in subsequently filed documents will be, incorporated herein in reliance upon the reports of Ernst & Young LLP pertaining to such financial statements and the effectiveness of our internal control over financial reporting as of the respective dates (to the extent covered by consents filed with the Securities and Exchange Commission) given on the authority of such firm as experts in accounting and auditing.

INFORMATION REGARDING FORWARD-LOOKING STATEMENTS

This prospectus supplement, including information included or incorporated by reference in this prospectus supplement, contains forward-looking statements concerning the financial condition, results of operations, plans, objectives, future performance and business of Inergy, L.P. and its subsidiaries. These forward-looking statements include:

•

statements that are not historical in nature, but not limited to, our belief that our acquisition expertise should allow us to continue to grow through acquisitions; our belief that we will have adequate propane supply to support our retail operations; and our belief that our diversification of suppliers will enable us to meet supply needs, and

•

statements preceded by, followed by or that contain forward-looking terminology including the words “believe,” “expect,” “may,” “will,” “should,” “could,” “anticipate,” “estimate,” “intend” or similar expressions.

Forward-looking statements are not guarantees of future performance or results. They involve risks, uncertainties and assumptions. Actual results may differ materially from those contemplated by the forward-looking statements due to, among others, the following factors:

•	weather conditions;

•	price and availability of propane, and the capacity to transport to market areas;

•	declining commodity price environment requiring cash collateral payments;

•	the ability to pass the wholesale cost of propane through to our customers;

•	costs or difficulties related to the integration of the business of our company and its acquisition targets may be greater than expected;

•	governmental legislation and regulations;

•	local economic conditions;

•	the demand for high deliverability natural gas storage capacity in the Northeast;

•	the availability of natural gas and the price of natural gas to the consumer compared to the price of alternative and competing fuels;

•	our ability to successfully implement our business plan for our natural gas storage facilities;

•	labor relations;

•	environmental claims;

•	competition from the same and alternative energy sources;

•	operating hazards and other risks incidental to transporting, storing, and distributing propane;

•	energy efficiency and technology trends;

•	interest rates;

•	the price and availability of debt and equity financing; and

•	large customer defaults.

A forward-looking statement may include a statement of the assumptions or bases underlying the forward-looking statement. We believe that we have chosen these assumptions or bases in good faith and that they are reasonable. However, we caution you that assumed facts or bases almost always vary form actual results, and the differences between assumed facts or bases and actual results can be material, depending on the circumstances. When considering forward-looking statements, you should keep in mind the risk factors and other cautionary statements in this prospectus supplement and the documents that we have incorporated by reference, including those described in the “Risk Factors” section of this prospectus supplement. We will not update these statements unless the securities laws require us to do so.

WHERE YOU CAN FIND MORE INFORMATION

We file annual, quarterly and current reports and other information with the Securities and Exchange Commission, or SEC. You may read and copy any document we file with the SEC at the principal offices of the SEC located at Public Reference Room, 100 F Street, N.E., Room 1580, Washington, D.C. 20549. Copies of such materials can be obtained by mail at prescribed rates from the Public Reference Room of the SEC, 100 F Street, N.E., Room 1580, Washington, D.C. 20549. Please call 1-800-SEC-0330 for further information about the operation of the Public Reference Room. Materials also may be obtained from the SEC’s web site (http://www.sec.gov), which contains reports, proxy and information statements and other information regarding companies that file electronically with the SEC.

INCORPORATION OF DOCUMENTS BY REFERENCE

We “incorporate by reference” information into this prospectus supplement, which means that we disclose important information to you by referring you to another document filed separately with the SEC. The information incorporated by reference is deemed to be part of this prospectus supplement, except for any information superseded by information contained expressly in this prospectus supplement, and the information we file later with the SEC will automatically supersede this information. You should not assume that the information in this prospectus supplement is current as of any date other than the date on the front page of this prospectus supplement.

Any additional information that we file under Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934 prior to the closing of this offering, and that is deemed “filed” with the SEC, will automatically update and supersede this information. We incorporate by reference the documents listed below:

•	Our Annual Report on Form 10-K for the fiscal year ended September 30, 2008;

•	Our Quarterly Report on Form 10-Q for the quarterly period ended December 31, 2008;

•	Our Current Report on Form 8-K filed on December 17, 2008;

•	Our Current Report on Form 8-K filed (other than Items 7.01 and 9.01, which were furnished) on January 28, 2009; and

•	Our Current Report on Form 8-K filed on February 3, 2009.

You may request a copy of all incorporated filings at no cost by making written or telephone requests for such copies to:

Investor Relations

Inergy, L.P.

Two Brush Creek Boulevard, Suite 200

Kansas, City, Missouri 64112

(816) 842-8181

You should rely only on the information incorporated by reference or provided in this prospectus supplement. If information in incorporated documents conflicts with information in this prospectus supplement you should rely on the most recent information. If information in an incorporated document conflicts with information in another incorporated document, you should rely on the most recent incorporated document. You should not assume that the information in this prospectus supplement or any document incorporated by reference is accurate as of any date other than the date of those documents. We have not authorized anyone else to provide you with any information.

PROSPECTUS

Inergy, L.P.

Inergy Finance Corp.

Common Units

Partnership Securities

Debt Securities

We may offer, from time to time, in one or more series:

•	common units representing limited partnership interests in Inergy, L.P.;

•	partnership securities; and

•	debt securities, which may be secured or unsecured senior debt securities or secured or unsecured subordinated debt securities.

Inergy Finance Corp. may act as co-issuer of the debt securities, and all other direct or indirect subsidiaries of Inergy, L.P., other than “minor” subsidiaries as such item is interpreted in securities regulation governing financial reporting for guarantors, may guarantee the debt securities.

The securities we may offer:

•	will have a maximum aggregate offering price of $1,000,000,000;

•	will be offered at prices and on terms to be set forth in one or more accompanying prospectus supplements; and

•	may be offered separately or together, or in separate series.

Our common units are traded on the Nasdaq National Market under the symbol “NRGY.” We will provide information in the prospectus supplement for the trading market, if any, for any partnership securities and debt securities we may offer.

This prospectus provides you with a general description of the securities we may offer. Each time we offer to sell securities we will provide a prospectus supplement that will contain specific information about those securities and the terms of that offering. The prospectus supplement also may add, update or change information contained in this prospectus. This prospectus may be used to offer and sell securities only if accompanied by a prospectus supplement. You should read this prospectus and any prospectus supplement carefully before you invest. You should also read the documents we refer to in the “Where You Can Find More Information” section of this prospectus for information on us and our financial statements.

Limited partnerships are inherently different than corporations. You should carefully consider each of the factors described under “Risk Factors” beginning on page 5 of this prospectus before you make an investment in our securities.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus is March 8, 2006

i

You should rely only on the information contained or incorporated by reference in this prospectus. We have not authorized any other person to provide you with different information. You should not assume that the information incorporated by reference or provided in this prospectus is accurate as of any date other than the date on the front of this prospectus.

ii

GUIDE TO READING THIS PROSPECTUS

This prospectus is part of a registration statement on Form S-3 that we filed with the Securities and Exchange Commission, or SEC, utilizing a “shelf” registration process or continuous offering process. Under this shelf registration process, we may, from time to time, sell up to $1,000,000,000 of the securities described in this prospectus in one or more offerings. Each time we offer securities, we will provide you with this prospectus and a prospectus supplement that will describe, among other things, the specific amounts and prices of the securities being offered and the terms of the offering, including, in the case of debt securities, the specific terms of the securities.

That prospectus supplement may include additional risk factors or other special considerations applicable to those securities and may also add, update, or change information in this prospectus. If there is any inconsistency between the information in this prospectus and any prospectus supplement, you should rely on the information in that prospectus supplement.

The following information should help you understand some of the conventions used in this prospectus.

•

Throughout this prospectus, when we use the terms “we,” “us,” or “Inergy, L.P.,” we are referring either to Inergy, L.P., the registrant itself, or to Inergy, L.P. and its operating subsidiaries collectively, as the context requires.

•

We have a managing general partner and a non-managing general partner. Our managing general partner is responsible for the management of our partnership and its operations are governed by a board of directors. Our managing general partner does not have rights to allocations or distributions from our partnership and does not receive a management fee, but it is reimbursed for expenses incurred on our behalf. Our non-managing general partner owns an approximate 1.1% general partner interest in our partnership. Generally, we refer to each general partner as managing or non-managing, as the case may be. We collectively refer to our managing general partner and our non-managing general partner as our “general partners.”

WHERE YOU CAN FIND MORE INFORMATION

We “incorporate by reference” information into this prospectus, which means that we disclose important information to you by referring you to another document filed separately with the SEC. The information incorporated by reference is deemed to be part of this prospectus, except for any information superseded by information contained expressly in this prospectus, and the information we file later with the SEC will automatically supersede this information. You should not assume that the information in this prospectus is current as of any date other than the date on the front page of this prospectus.

Any information that we file under Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934, and that is deemed “filed,” with the SEC will automatically update and supersede this information. We incorporate by reference the documents listed below:

•	Our Annual Report on Forms 10-K and 10-K/A for the year ended September 30, 2005;

•	Our Quarterly Report on Form 10-Q for the period ended December 31, 2005; and

•

Our Current Reports on Forms 8-K and 8-K/A filed October 7, 2005; November 14, 2005; December 21, 2005; January 6, 2005; January 18, 2006; January 24, 2006 (pertaining to the acquisition of Propane Gas Service, Inc.) and February 14, 2006.

You may request a copy of any document incorporated by reference in this prospectus and any exhibit specifically incorporated by reference in those documents, at no cost, by writing or telephoning us at the following address or phone number:

Inergy, L.P.

Investor Relations

Two Brush Creek Boulevard, Suite 200

Kansas City, Missouri 64112

(816) 842-8181

Additionally, you may read and copy any documents filed by us at the SEC’s public reference room at 100 F Street, N.E., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the public reference room. Our filings with the SEC are also available to the public from commercial document retrieval services and at the SEC’s web site at http://www.sec.gov.

We also make available free of charge on our internet website at http://www.inergyservices.com our annual reports on Form 10-K and our quarterly reports on Form 10-Q, and any amendments to those reports, as soon as reasonably practicable after we electronically file such material with the SEC. Information contained on our website is not incorporated by reference into this prospectus and you should not consider information contained on our website as part of this prospectus.

INFORMATION REGARDING FORWARD-LOOKING STATEMENTS

Some of the information in this prospectus and the documents that we have incorporated herein by reference may contain forward-looking statements. All statements other than statements of historical fact are forward-looking statements. These statements can be identified by the use of forward-looking terminology including “may,” “believe,” “will,” “expect,” “anticipate,” “estimate,” “continue” or other similar words. These statements discuss plans, strategies, events or developments that we expect or anticipate will or may occur in the future. Specific factors could cause our actual results to differ materially from those contained in any forward-looking statement. These factors include, but are not limited to:

•	weather conditions;

•	price and availability of propane, and the capacity to transport to market areas;

•	the ability to pass the wholesale cost of propane through to our customers;

•	costs or difficulties related to the integration of the business of our company and its acquisition targets may be greater than expected;

•	governmental legislation and regulations;

•	local economic conditions;

•	the demand for high deliverability natural gas storage capacity in the Northeast;

•	the availability of natural gas and the price of natural gas to the consumer compared to the price of alternative and competing fuels;

•	our ability to successfully implement our business plan for the natural gas storage facility;

•	labor relations;

•	environmental claims;

•	competition from the same and alternative energy sources;

•	operating hazards and other risks incidental to transporting, storing, and distributing propane;

•	energy efficiency and technology trends;

•	interest rates; and

•	large customer defaults.

A forward-looking statement may include a statement of the assumptions or bases underlying the forward-looking statement. We believe that we have chosen these assumptions or bases in good faith and that they are reasonable. However, we caution you that assumed facts or bases almost always vary from actual results, and the differences between assumed facts or bases and actual results can be material, depending on the circumstances. When considering forward-looking statements, you should keep in mind the risk factors and other cautionary statements in this prospectus and the documents that we have incorporated by reference, including those described in the “Risk Factors” section of this prospectus. We will not update these forward-looking statements unless the securities laws require us to do so.

INERGY, L.P.

Inergy, L.P. is a publicly traded Delaware limited partnership that owns and operates a rapidly growing, geographically diverse retail and wholesale propane supply, marketing and distribution business. In addition to our propane operations, we own and operate a natural gas storage facility located approximately 150 miles northwest of New York City and a natural gas liquids business located near Bakersfield, California.

We believe we are currently the fourth largest propane retailer in the United States, based on retail propane gallons sold. Our retail business includes the retail marketing, sale and distribution of propane, including the sale and lease of propane supplies and equipment, to residential, commercial, industrial and agricultural customers. As of November 1, 2005, we served approximately 700,000 retail customers in 29 states from approximately 342 customer service centers which had an aggregate of approximately 29 million gallons of above-ground propane storage capacity. For the fiscal year ended September 30, 2005 we delivered approximately 318.4 million gallons to our retail propane customers.

We have grown primarily through acquisitions of retail propane operations. Since our predecessor’s inception in November 1996 and through March 8, 2006, we have completed 53 acquisitions in numerous states, including two midstream businesses, for an aggregate purchase price of approximately $1.4 billion, including working capital, assumed liabilities and acquisition costs.

Partnership Structure and Management

Our operations are conducted through, and our operating assets are owned by, our subsidiaries. We own our interests in our subsidiaries through our 100% ownership interest in our operating company, Inergy Propane, LLC. Inergy GP, LLC, our managing general partner, has sole responsibility for conducting our business and managing our operations. Our managing general partner has no economic interest in our partnership and does not receive a management fee, but it is reimbursed for expenses incurred on our behalf. Inergy Partners, LLC, our non-managing general partner, has only an economic interest in us and has no operational or managerial responsibilities under our partnership agreement. Inergy Finance Corp., our wholly-owned subsidiary, has no material assets or any liabilities other than as a co-issuer of our debt securities. Its activities will be limited to co-issuing our debt securities and engaging in other activities incidental thereto.

Our principal executive office is located at Two Brush Creek Boulevard, Suite 200 Kansas City, Missouri 64112. Our telephone number is (816) 842-8181. Our common units are traded on the Nasdaq National Market under the symbol “NRGY.”

RISK FACTORS

You should carefully consider the following risk factors together with all of the other information included in this prospectus, any prospectus supplement and the information that we have incorporated herein by reference in evaluating an investment in Inergy, L.P. If any of the following risks were actually to occur, our business, financial condition or results of operations could be materially adversely affected. When we offer and sell any securities pursuant to a prospectus supplement, we may include additional risk factors relevant to such securities in the prospectus supplement.

Risks Inherent in Our Business

Since weather conditions may adversely affect the demand for propane, our financial condition and results of operations are vulnerable to, and will be adversely affected by, warm winters.

Weather conditions have a significant impact on the demand for propane because our customers depend on propane principally for heating purposes. As a result, warm weather conditions will adversely impact our operating results and financial condition. Actual weather conditions can substantially change from one year to the next. Furthermore, warmer than normal temperatures in one or more regions in which we operate can significantly decrease the total volume of propane we sell. Consequently, our operating results may vary significantly due to actual changes in temperature. During the fiscal years ended September 30, 1999, 2000, 2002, 2004 and 2005 temperatures were significantly warmer than normal in our areas of operation (based on the 30-year average consisting of years 1976 through 2005 published by the National Oceanic and Atmospheric Administration). We believe that our results of operations during these periods were adversely affected primarily as a result of this warm weather.

If we do not continue to make acquisitions on economically acceptable terms, our future financial performance will be limited.

The propane industry is not a growth industry because of increased competition from alternative energy sources. In addition, as a result of long-standing customer relationships that are typical in the retail home propane industry, the inconvenience of switching tanks and suppliers and propane’s higher cost as compared to other energy sources, we may have difficulty in increasing our retail customer base other than through acquisitions. Therefore, while our operating objectives include promoting internal growth, our ability to grow depends principally on acquisitions. Our future financial performance depends on our ability to continue to make acquisitions at attractive prices. We cannot assure you that we will be able to continue to identify attractive acquisition candidates in the future or that we will be able to acquire businesses on economically acceptable terms. In particular, competition for acquisitions in the propane business has intensified and become more costly. We may not be able to grow as rapidly as we expect through our acquisition of additional businesses for various reasons, including the following:

•

We will use our cash from operations primarily to service our debt and for distributions to unitholders and reinvestment in our business. Consequently, the extent to which we are unable to use cash or access capital to pay for additional acquisitions may limit our growth and impair our operating results. Further, we are subject to certain debt incurrence covenants under our bank credit agreement and under the indentures that govern our 6.875% senior notes due 2014 and our 8.25% senior notes due 2016 that may restrict our ability to incur additional debt to finance acquisitions.

•	Although we intend to use our securities as acquisition currency, some prospective sellers may not be willing to accept our securities as consideration.

Moreover, acquisitions involve potential risks, including:

•	the inability to integrate the operations of recently acquired businesses,

•	the diversion of management’s attention from other business concerns,

•	customer or key employee loss from the acquired businesses, and

•	a significant increase in our indebtedness.

Our growth strategy includes acquiring entities with lines of business that are distinct and separate from our existing operations which could subject us to additional business and operating risks.

Consistent with our announced growth strategy and our acquisition of the Stagecoach natural gas storage facility located in Tioga County, New York (“Stagecoach”) in August 2005, we may acquire assets that have operations in new and distinct lines of business from our existing operations, including midstream assets. Integration of new business segments is a complex, costly and time-consuming process and will likely involve assets in which we have limited operating experience. Failure to timely and successfully integrate acquired entities’ new lines of business with our existing operations may have a material adverse effect on our business, financial condition or results of operations. The difficulties of integrating new business segments with existing operations include, among other things:

•	operating distinct business segments that require different operating strategies and different managerial expertise;

•	the necessity of coordinating organizations, systems and facilities in different locations;

•	integrating personnel with diverse business backgrounds and organizational cultures; and

•	consolidating corporate and administrative functions.

In addition, the diversion of our attention and any delays or difficulties encountered in connection with the integration of the new business segments, such as unanticipated liabilities or costs, could harm our existing business, results of operations, financial condition or prospects. Furthermore, new lines of business will subject us to additional business and operating risks which could have a material adverse affect on our financial condition or results of operations.

We cannot assure you that we will be successful in integrating our recent acquisitions.

Since October 1, 2004, we have acquired substantially all the propane assets of ten retail propane companies, which geographically expanded our operations into several new states, and a natural gas storage facility. We cannot assure you that we will successfully integrate these acquisitions and other acquisitions into our operations, or that we will achieve the desired profitability from our acquisitions. Failure to successfully integrate these substantial acquisitions could adversely affect our operations. The difficulties of combining the acquired operations include, among other things:

•	operating a significantly larger combined organization and integrating additional retail and wholesale distribution operations to our existing supply, marketing and distribution operations;

•	coordinating geographically disparate organizations, systems and facilities;

•	integrating personnel from diverse business backgrounds and organizational cultures;

•	consolidating corporate, technological and administrative functions;

•	integrating internal controls, compliance under the Sarbanes-Oxley Act of 2002 and other corporate governance matters;

•	the diversion of management’s attention from other business concerns;

•	customer or key employee loss from the acquired businesses;

•	a significant increase in our indebtedness; and

•	potential environmental or regulatory liabilities and title problems.

In addition, we may not realize all of the anticipated benefits from our acquisitions, such as cost savings and revenue enhancements, for various reasons, including difficulties integrating operations and personnel, higher costs, unknown liabilities and fluctuations in markets.

Our Star Gas Propane acquisition and the Stagecoach acquisition expose us to potential significant liabilities.

In the Star Gas Propane acquisition and the Stagecoach acquisition, we purchased the equity interests of Star Gas Propane and the entities that owned the Stagecoach facility rather than just their assets. As a result, we purchased the liabilities of Star Gas Propane and these entities as well, including unknown and contingent liabilities. We have performed a certain level of due diligence in connection with the Star Gas Propane acquisition and the Stagecoach acquisition, but there may be pending, threatened, contemplated or contingent claims against Star Gas Propane or the entities that owned the Stagecoach facility related to environmental, title, regulatory, litigation or other matters of which we are unaware. Although Star Gas Partners, L.P., the former parent company of Star Gas Propane, and the entities that owned the Stagecoach facility, respectively, have agreed to indemnify us against some of these liabilities, there is a risk that we could ultimately be liable for some or all of these indemnified risks.

If Star Gas Partners, L.P. is unable to meet its obligations to its creditors and the creditors successfully challenge the Star Gas Propane Acquisition under federal or state bankruptcy or fraudulent transfer laws, which would require the creditors to prove that (i) Star Gas Partners, L.P. received inadequate consideration for the Star Gas Propane Acquisition and that Star Gas Partners, L.P. was insolvent or was rendered insolvent by reason of the acquisition, or (ii) that such acquisition was made with the intent of defrauding Star Gas Partners, L.P.’s creditors, we could be subject to material losses. While we believe that a successful fraudulent conveyance claim is unlikely, we cannot assure you that such a claim will not be made. Moreover, any such claim, if resolved adversely to us, may have a material adverse affect on us.

Sudden and sharp propane price increases that cannot be passed on to customers may adversely affect our profit margins.

The propane industry is a “margin-based” business in which gross profits depend on the excess of sales prices over supply costs. As a result, our profitability will be sensitive to changes in wholesale prices of propane caused by changes in supply or other market conditions. When there are sudden and sharp increases in the wholesale cost of propane, we may not be able to pass on these increases to our customers through retail or wholesale prices. Propane is a commodity and the price we pay for it can fluctuate significantly in response to changes in supply or other market conditions. We have no control over supply or market conditions. In addition, the timing of cost pass-throughs can significantly affect margins. Sudden and extended wholesale price increases could reduce our gross profits and could, if continued over an extended period of time, reduce demand by encouraging our retail customers to conserve or convert to alternative energy sources.

Our indebtedness may limit our ability to borrow additional funds or capitalize on acquisition or other business opportunities, in addition to impairing our ability to fulfill our debt obligations under our senior notes.

Our leverage, various limitations in our credit facility, other restrictions governing our indebtedness and the indenture governing our senior notes may reduce our ability to incur additional indebtedness, to engage in some transactions and to capitalize on acquisition or other business opportunities.

Our indebtedness and other financial obligations could have important consequences to you. For example, they could:

•	make it more difficult for us to satisfy our obligations with respect to our indebtedness;

•	impair our ability to obtain additional financing in the future for working capital, capital expenditures, acquisitions, general partnership purposes or other purposes;

•	result in higher interest expense in the event of increases in interest rates since some of our debt is, and will continue to be, at variable rates of interest;

•

have a material adverse effect on us if we fail to comply with financial and restrictive covenants in our debt agreements and an event of default occurs as a result of that failure that is not cured or waived;

•

require us to dedicate a substantial portion of our cash flow to payments of our indebtedness and other financial obligations, thereby reducing the availability of our cash flow to fund working capital, capital expenditures and other general partnership requirements;

•	limit our flexibility in planning for, or reacting to, changes in our business and the propane industry; and

•	place us at a competitive disadvantage compared to our competitors that have proportionately less debt.

If we are unable to meet our debt service obligations and other financial obligations, we could be forced to restructure or refinance our indebtedness and other financial transactions, seek additional equity capital or sell our assets. We may then be unable to obtain such financing or capital or sell our assets on satisfactory terms, if at all.

A change of control of our managing general partner could result in our facing substantial repayment obligations under our credit facility.

In addition, our bank credit agreement and the indenture governing our senior notes contain provisions relating to change of control of our managing general partner, our partnership and our operating company. If these provisions are triggered, our outstanding bank indebtedness may become due. In such event, there is no assurance that we would be able to pay the indebtedness, in which case the lenders would have the right to foreclose our assets, which would have a material adverse effect on us. There is no restriction on the ability of our general partners to enter into a transaction which would trigger the change of control provisions.

The highly competitive nature of the retail propane business could cause us to lose customers, thereby reducing our revenues.

We have competitors and potential competitors who are larger and have substantially greater financial resources than we do, which may provide them with some advantages. Also, because of relatively low barriers to entry into the retail propane business, numerous small retail propane distributors, as well as companies not engaged in retail propane distribution, may enter our markets and compete with us. Most of our propane retail branch locations compete with several marketers or distributors. The principal factors influencing competition with other retail marketers are:

•	price;

•	reliability and quality of service;

•	responsiveness to customer needs;

•	safety concerns;

•	long-standing customer relationships;

•	the inconvenience of switching tanks and suppliers; and

•	lack of growth in the industry.

We can make no assurances that we will be able to compete successfully on the basis of these factors. If a competitor attempts to increase market share by reducing prices, we may lose customers, which would reduce our revenues.

Restrictive covenants in the agreements governing our indebtedness may reduce our operating flexibility.

The indentures governing our outstanding senior notes and agreements governing our revolving credit facilities and other future indebtedness contain or may contain various covenants limiting our ability and the ability of specified subsidiaries of ours to, among other things:

•	pay distributions on, redeem or repurchase our equity interests or redeem or repurchase our subordinated debt;

•	make investments;

•	incur or guarantee additional indebtedness or issue preferred securities;

•	create or incur certain liens;

•	enter into agreements that restrict distributions or other payments from our restricted subsidiaries to us;

•	consolidate, merge or transfer all or substantially all of our assets;

•	engage in transactions with affiliates;

•	create unrestricted subsidiaries; and

•	create non-guarantor subsidiaries.

These restrictions could limit our ability and the ability of our subsidiaries to obtain future financings, make needed capital expenditures, withstand a future downturn in our business or the economy in general, conduct operations or otherwise take advantage of business opportunities that may arise. Our bank credit agreement contains covenants requiring us to maintain specified financial ratios and satisfy other financial conditions. We may be unable to meet those ratios and conditions. Any future breach of these covenants and our failure to meet any of those ratios and conditions could result in a default under the terms of our bank credit agreement, which could result in the acceleration of our debt and other financial obligations. If we were unable to repay these amounts, the lenders could initiate a bankruptcy proceeding or liquidation proceeding or proceed against the collateral.

If we are not able to purchase propane from our principal suppliers, our results of operations would be adversely affected.

Most of our total volume purchases are made under supply contracts that have a term of one year, are subject to annual renewal, and provide various pricing formulas. Three of our suppliers, Sunoco, Inc. (15%), Dominion Transmission Inc. (13%) and ExxonMobil Oil Corp. (13%), accounted for approximately 41% of propane purchases during the fiscal year ended September 30, 2005. Similarly, Star Gas Propane purchases a significant amount of its propane from certain suppliers, several of whom are also suppliers to us. In the event that we are unable to purchase propane from our significant suppliers, our failure to obtain alternate sources of supply at competitive prices and on a timely basis would hurt our ability to satisfy customer demand, reduce our revenues and adversely affect our results of operations.

Competition from alternative energy sources may cause us to lose customers, thereby reducing our revenues.

Competition from alternative energy sources, including natural gas and electricity, has been increasing as a result of reduced regulation of many utilities, including natural gas and electricity. Propane is generally not competitive with natural gas in areas where natural gas pipelines already exist because natural gas is a less expensive source of energy than propane. The gradual expansion of natural gas distribution systems and availability of natural gas in many areas that previously depended upon propane could cause us to lose customers, thereby reducing our revenues.

Our business and operations could be adversely affected by terrorist attacks.

On September 11, 2001, the United States was the target of terrorist attacks of unprecedented scope, and the United States and others instituted military action in response. Since the September 11th attacks, the U.S. government has issued public warnings that indicate that energy assets, specifically our nation’s pipeline infrastructure, production facilities and transmission and distribution facilities, might be specific targets of terrorist organizations. The continued threat of terrorism and the impact of military and other actions will likely lead to increased volatility in prices for natural gas and oil and could affect the markets for our products. In addition, future acts of terrorism could be directed against companies operating in the United States, particularly those engaged in sectors essential to our economic prosperity, such as natural resources. These developments have subjected our operations to increased risk and, depending on their ultimate magnitude, could have a material adverse affect on our business.

Our business would be adversely affected if service at our principal storage facilities or on the common carrier pipelines we use is interrupted.

Historically, a substantial portion of the propane we purchase to support our operations originates at Conway, Kansas, Hattiesburg, Mississippi and Mont Belvieu, Texas and is shipped to us through major common carrier pipelines. Any significant interruption in the service at these storage facilities or on the common carrier pipelines we use would adversely affect our ability to obtain propane.

If we are not able to sell propane that we have purchased through wholesale supply agreements to either our own retail propane customers or to other retailers and wholesalers, the results of our operations would be adversely affected.

We currently are party to propane supply contracts and expect to enter into additional propane supply contracts which require us to purchase substantially all the propane production from certain refineries. Our inability to sell the propane supply in our own propane distribution business, to other retail propane distributors, or to other propane wholesalers would have a substantial adverse impact on our operating results and could adversely impact our capital liquidity.

We are subject to operating and litigation risks that could adversely affect our operating results to the extent not covered by insurance.

Our operations are subject to all operating hazards and risks incident to handling, storing, transporting and providing customers with combustible liquids such as propane. As a result, we have been, and likely will be, a defendant in legal proceedings and litigation arising in the ordinary course of business. We maintain insurance policies with insurers in such amounts and with such coverages and deductibles as we believe are reasonable and prudent. However, our insurance may not be adequate to protect us from all material expenses related to potential future claims for personal injury and property damage. In addition, the occurrence of a serious accident, whether or not we are involved, may have an adverse effect on the public’s desire to use our products.

Our operations are subject to compliance with environmental laws and regulations that can adversely affect our results of operations and financial condition.

Our operations are subject to the environmental laws and regulations of federal, state, and local authorities. Such environmental laws and regulations impose restrictions on the generation, handling, treatment, storage, disposal, and transportation of certain materials and wastes. Failure to comply with such environmental laws and regulations can result in the assessment of substantial administrative, civil, and criminal penalties and even the issuance of injunctions restricting or prohibiting our activities. Certain environmental laws impose strict, joint and several liability for costs required to clean up and restore sites where hazardous substances have been disposed or otherwise released. Many of the properties owned or leased by us were previously operated by third parties whose management, disposal, or release of materials and wastes was not under our control. Accordingly, we may be liable for the costs of cleaning up or remediating contamination caused by releases of hazardous substances at properties that we own or operate or will own or operate or at properties to which hazardous substances were transported from these properties. It is also possible that implementation of stricter environmental laws and regulations in the future could result in additional costs or liabilities to us as well as the industry in general.

Energy efficiency and new technology may reduce the demand for propane and adversely affect our operating results.

Increased conservation and technological advances, including installation of improved insulation and the development of more efficient furnaces and other heating devices, have adversely affected the demand for propane by retail customers. Future conservation measures or technological advances in heating, conservation, energy generation or other devices might reduce demand for propane and adversely affect our operating results.

Due to our limited asset diversification, adverse developments in our propane business could negatively affect our business.

We rely substantially on the revenues generated from our propane business. Due to our limited asset diversification, an adverse development in this business would have a significantly greater impact on our financial condition and results of operations than if we maintained more diverse assets.

Failure to maintain effective internal controls in accordance with Section 404 of the Sarbanes-Oxley Act could cause us to incur additional expenditures of time and financial resources.

We have for the first time completed the process of documenting and testing our internal control procedures in order to satisfy the requirements of Section 404 of the Sarbanes-Oxley Act, which requires annual management assessments of the effectiveness of our internal controls over financial reporting and a report by our independent auditors addressing these assessments. If, in the future, we fail to maintain the adequacy of our internal controls, as such standards are modified, supplemented or amended from time to time, we may not be able to ensure that we can conclude on an ongoing basis that we have effective internal controls over financial reporting in accordance with Section 404 of the Sarbanes-Oxley Act. Failure to achieve and maintain an effective internal control environment could cause us to incur substantial expenditures of management time and financial resources to identify and correct any such failure.

Federal, state or local regulatory measures could adversely affect our business.

Our operations are subject to federal, state and local regulatory authorities. Specifically, our recently acquired Stagecoach natural gas storage facility and related assets are subject to the regulation of the Federal Energy Regulatory Commission, or FERC. This federal and state regulation extends to such matters as:

•	rate structures;

•	rates of return on equity;

•	recovery of costs;

•	the services that our regulated assets are permitted to perform;

•	the acquisition, construction and disposition of assets; and

•	to an extent, the level of competition in that regulated industry.

Under the Natural Gas Act, FERC has authority to regulate our natural gas facilities that provide natural gas pipeline transportation services in interstate commerce, including storage services. Its authority to regulate those services includes the rates charged for the services, terms and conditions of service, certification and construction of new facilities, the extension or abandonment of services and facilities, the maintenance of accounts and records, the acquisition and disposition of facilities, the initiation and discontinuation of services, and various other matters. Natural gas companies may not charge rates that have been determined not to be just and reasonable by the FERC. In addition, the FERC prohibits natural gas companies from unduly preferring or unreasonably discriminating against any person with respect to pipeline rates or terms and conditions of service. The rates and terms and conditions for our service are found in our FERC approved tariff. Pursuant to FERC’s jurisdiction over rates, existing rates may be challenged by complaint and proposed rate increases may be challenged by protest. The Stagecoach facility has market-based rate authority from the FERC, subject to its further review, in the event we expand the facility’s storage capacity, acquire transportation facilities or additional storage capacity, if we or one of our affiliates provide storage or transportation services in the same market area or acquire an interest in another storage field that can link our facilities to the market area or if we or one of our affiliates acquire an interest in or is acquired by an interstate pipeline.

We cannot assure you that FERC will continue to pursue its approach of pro-competitive policies as it considers matters such as pipeline rates and rules and policies that may affect rights of access to natural gas transportation capacity, transportation and storage facilities. Any successful complaint or protest against our rates or loss of our market-based rate authority could have an adverse impact on our revenues associated with providing storage services.

In addition, failure to comply with applicable regulations under the Natural Gas Act of 1938, Natural Gas Policy Act of 1978, Pipeline Safety Act of 1968 and certain other laws could result in the imposition of administrative, civil and criminal remedies.

Our storage business depends on neighboring pipelines to transport natural gas.

To obtain natural gas, our storage business depends on the Tennessee Gas Pipeline’s Line 300 to which we have interconnect access. This pipeline is owned by parties not affiliated with us. Any interruption of service on the pipeline or lateral connections or adverse change in the terms and conditions of service could have a material adverse effect on our ability, and the ability of our customers, to transport natural gas to and from our facilities and have a corresponding material adverse effect on our storage revenues. In addition, the rates charged by the interconnected pipeline for transportation to and from our facilities affect the utilization and value of our storage services. Significant changes in the rates charged by the pipeline or the rates charged by other pipelines with which the interconnected pipelines compete could also have a material adverse effect on our storage revenues.

We expect to derive a significant portion of our revenues from the Stagecoach facility from three customers, and the loss of one or more of these customers could result in a significant loss of revenues and cash flow.

We expect to derive a significant portion of our revenues and cash flow in connection with the Stagecoach facility from our top three customers comprised of Consolidated Edison Company, New Jersey Resources, and New Jersey Natural Gas. The loss of one of these customers could have a material adverse effect on our business, results of operations and financial condition.

We encounter competition from other midstream companies.

We experience competition in all of our markets. Our principal areas of competition include other storage providers including among others Dominion Resources, Inc., NiSource Inc., El Paso Corporation. These major pipeline companies have existing storage facilities connected to their systems that compete with certain of our facilities.

Expanding our business by constructing new storage facilities and pipelines subjects us to construction risks.

One of the ways we may grow our business is through the construction of additions to our existing storage facilities. The construction of additional storage facilities or new pipeline interconnects involve numerous regulatory, environmental, political and legal uncertainties beyond our control and require the expenditure of significant amounts of capital. If we undertake these projects, they may not be completed on schedule or at all or at the budgeted cost. Moreover, our revenues may not increase immediately upon the expenditure of funds on a particular project. For instance, if we build a new midstream asset, the construction will occur over an extended period of time, and we will not receive any material increases in revenues until after completion of the project. Moreover, we may construct facilities to capture anticipated future growth in production in a region in which such growth does not materialize. As a result, new facilities may not be able to attract enough throughput to achieve our expected investment return, which could adversely affect our results of operations and financial condition.

We are exposed to the credit risk of our customers, and an increase in the nonpayment and nonperformance by our customers could negatively affect our business.

Risks of nonpayment and nonperformance by our natural gas storage facility customers are a major concern in our business. We are subject to risks of loss resulting from nonpayment or nonperformance by our customers. Any increase in the nonpayment and nonperformance by our customers could negatively affect our business.

We may not be able to retain existing customers or acquire new customers, which would reduce our revenues and limit our future profitability.

The renewal or replacement of existing contracts with our customers at rates sufficient to maintain current revenues and cash flows depends on a number of factors beyond our control, including competition from other pipelines and storage providers, and the price of, and demand for, natural gas in the markets we serve. The inability of our management to renew or replace our current contracts as they expire and to respond appropriately to changing market conditions could have a negative effect on our profitability.

The fees charged to third parties under transmission, transportation and storage agreements may not escalate sufficiently to cover increases in costs and the agreements may not be renewed or may be suspended in some circumstances.

Our costs may increase at a rate greater than the rate that the fees we charge to third parties increase pursuant to our contracts with them. Furthermore, third parties may not renew their contracts with us. Additionally, some third parties’ obligations under their agreements with us may be permanently or temporarily reduced upon the occurrence of certain events, some of which are beyond our control, including force majeure events wherein the supply of either natural gas, are curtailed or cut off. Force majeure events include (but are not limited to) revolutions, wars, acts of enemies, embargoes, import or export restrictions, strikes, lockouts, fires, storms, floods, acts of God, explosions, mechanical or physical failures of our equipment or facilities or those of third parties. If the escalation of fees is insufficient to cover increased costs, if third parties do not renew or extend their contracts with us or if any third party suspends or terminates its contracts with us, our financial results would be negatively impacted.

Our business would be adversely affected if operations at any of our facilities were interrupted.

Our operations are dependent upon the infrastructure that we have developed, including, storage facilities and various means of transportation. Any significant interruption at these facilities or pipelines or our inability to transmit natural gas to or from these facilities or pipelines for any reason would adversely affect our results of operations. Operations at our facilities could be partially or completely shut down, temporarily or permanently, as the result of any number of circumstances that are not within our control, such as:

•	unscheduled turnarounds or catastrophic events at our physical plants;

•	labor difficulties that result in a work stoppage or slowdown; and

•	a disruption in the supply of natural gas to our storage facilities.

Cost reimbursements due our managing general partner may be substantial and will reduce the cash available for principal and interest on our outstanding indebtedness.

We reimburse our managing general partner and its affiliates, including officers and directors of our managing general partner, for all expenses they incur on our behalf. The reimbursement of expenses could adversely affect our ability to make payments of principal and interest on our outstanding indebtedness. Our managing general partner has sole discretion to determine the amount of these expenses. In addition, our managing general partner and its affiliates provide us with services for which we are charged reasonable fees as determined by our managing general partner in its sole discretion.

Risks Related to Our Partnership Structure

Unitholders have less ability to elect or remove management than holders of common stock in a corporation.

Unlike the holders of common stock in a corporation, unitholders have only limited voting rights on matters affecting our business, and therefore limited ability to influence management’s decisions regarding our business. Unitholders did not elect our managing general partner or its board of directors and will have no right to elect our managing general partner or its board of directors on an annual or other continuing basis. The board of directors of our managing general partner is chosen by the sole member of our managing general partner, Inergy Holdings, L.P. Although our managing general partner has a fiduciary duty to manage our partnership in a manner beneficial to Inergy, L.P. and our unitholders, the directors of our managing general partner also have a fiduciary duty to manage our managing general partner in a manner beneficial to its member, Inergy Holdings, L.P.

If unitholders are dissatisfied with the performance of our managing general partner, they will have little ability to remove our managing general partner. Our managing general partner generally may not be removed except upon the vote of the holders of 66 2/3% of the outstanding units voting together as a single class. Because our general partners and their affiliates, including our executive officers and directors, currently control or may be deemed to beneficially own approximately 15.1% of all the limited partnership units, it will be difficult to remove our managing general partner without the consent of our general partners and their affiliates. Furthermore, if our managing general partner is removed without cause during the subordination period and units held by our general partners and their affiliates are not voted in favor of that removal, all remaining subordinated units will automatically be converted into common units and any existing arrearages on the common units will be extinguished. A removal under these circumstances would adversely affect the common units by prematurely eliminating their distribution and liquidation preference over the subordinated units which would otherwise have continued until we had met certain distribution and performance tests.

Cause is narrowly defined to mean that a court of competent jurisdiction has entered a final, non-appealable judgment finding the managing general partner liable for actual fraud, gross negligence, or willful or wanton misconduct in its capacity as our managing general partner. Cause does not include most cases of charges of poor management of the business, so the removal of our managing general partner because of the unitholders’ dissatisfaction with our managing general partner’s performance in managing our partnership will most likely result in the termination of the subordination period.

Our unitholders’ voting rights are further restricted by a provision in our partnership agreement providing that any units held by a person that owns 20% or more of any class of units then outstanding, other than our general partners and their affiliates, cannot be voted on any matter.

The control of our managing general partner may be transferred to a third party without unitholder consent.

Our managing general partner may transfer its general partner interest to a third party in a merger or in a sale of all or substantially all of its assets without the consent of our unitholders. Furthermore, there is no restriction in our partnership agreement on the ability of the owner of our managing general partner, Inergy Holdings, L.P., from transferring its ownership interest in our managing general partner to a third party. The new owner of our managing general partner would then be in a position to replace the board of directors and officers of our managing general partner with its own choices and to control the decisions taken by our board of directors and officers.

Our managing general partner has a limited call right that may require you to sell your common units at an undesirable time or price.

If at any time less than 20% of the outstanding units of any class are held by persons other than our general partners and their affiliates, our managing general partner has the right to acquire all, but not less than all, of those units held by the unaffiliated persons. The price for these units will not be less than the then-current market price of the units. As a consequence, you may be required to sell your common units at an undesirable time or price. Our managing general partner may assign this acquisition right to any of its affiliates or to the partnership.

Cost reimbursements due our managing general partner may be substantial and reduce our ability to pay the minimum quarterly distribution.

Before making any distributions on our units, we will reimburse our managing general partner for all expenses it has incurred on our behalf. In addition, our general partners and their affiliates may provide us with services for which we will be charged reasonable fees as determined by our managing general partner. The reimbursement of these expenses and the payment of these fees could adversely affect our ability to make distributions to you. Our managing general partner has sole discretion to determine the amount of these expenses and fees. For the year ended September 30, 2005 the cost reimbursement to our managing general partner and its affiliates was approximately $3.0 million.

We may issue additional common units without your approval, which would dilute your existing ownership interests.

While any senior subordinated units remain outstanding, our managing general partner may cause us to issue up to 1,353,628 additional common units without your approval. Our managing general partner may also cause us to issue an unlimited number of additional common units, without your approval, in a number of circumstances, such as:

•	the issuance of common units in connection with acquisitions that increase cash flow from operations per unit on a pro forma basis,

•	the conversion of subordinated units into common units,

•	the conversion of the general partner interests and the incentive distribution rights into common units as a result of the withdrawal of our general partners, or

•	issuances of common units under our employee benefit plans.

The issuance of additional common units or other equity securities of equal rank will have the following effects:

•	the proportionate ownership interest of our existing unitholders in us will decrease,

•	the amount of cash available for distribution on each common unit or partnership security may decrease,

•

since a lower percentage of total outstanding units will be subordinated units, the risk that a shortfall in the payment of the minimum quarterly distribution will be borne by the common unitholders will increase,

•	the relative voting strength of each previously outstanding common unit will be diminished, and

•	the market price of the common units or partnership securities may decline

Once no senior subordinated units remain outstanding, we may issue an unlimited number of limited partner interests of any type without the approval of unitholders. Our partnership agreement does not give unitholders the right to approve our issuance of equity securities ranking junior to the common units.

You may not have limited liability if a court finds that unitholder actions constitute control of our business.

Under Delaware law, you could be held liable for our obligations to the same extent as a general partner if a court determined that the right of unitholders to remove our managing general partner or to take other action under our partnership agreement constituted participation in the “control” of our business.

Our general partners generally have unlimited liability for the obligations of the partnership, such as its debts and environmental liabilities, except for those contractual obligations of the partnership that are expressly made without recourse to our general partners.

In addition, Section 17-607 of the Delaware Revised Uniform Limited Partnership Act provides that, under some circumstances, a unitholder may be liable to us for the amount of a distribution for a period of three years from the date of the distribution.

Our general partners have conflicts of interest and limited fiduciary responsibilities, which may permit our general partners to favor their own interests to the detriment of unitholders.

Inergy Holdings, L.P. and its affiliates directly and indirectly own an aggregate limited partner interest of approximately 9.3% in us, own and control our managing general partner and own and control our non-managing general partner, which owns an approximate 1.1% general partner interest. Inergy Holdings, L.P. also owns the incentive distribution rights under our partnership agreement. Conflicts of interest could arise in the future as a result of relationships between Inergy Holdings, L.P., our general partners and their affiliates, on the one hand, and the partnership or any of the limited partners, on the other hand. As a result of these conflicts our general partners may favor their own interests and those of their affiliates over the interests of our unitholders. The nature of these conflicts includes the following considerations:

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Our general partners may limit their liability and reduce their fiduciary duties, while also restricting the remedies available to unitholders for actions that might, without the limitations, constitute breaches of fiduciary duty. Unitholders are deemed to have consented to some actions and conflicts of interest that might otherwise be deemed a breach of fiduciary or other duties under applicable state law.

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Our general partners are allowed to take into account the interests of parties in addition to the partnership in resolving conflicts of interest, thereby limiting their fiduciary duties to our unitholders.

•	Our general partners’ affiliates are not prohibited from engaging in other businesses or activities, including those in direct competition with us.

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Our managing general partner determines the amount and timing of asset purchases and sales, capital expenditures, borrowings and reserves, each of which can affect the amount of cash that is distributed to unitholders

•	Our managing general partner determines whether to issue additional units or other equity securities of the partnership.

•	Our managing general partner determines which costs are reimbursable by us.

•	Our managing general partner controls the enforcement of obligations owed to us by it.

•	Our managing general partner decides whether to retain separate counsel, accountants or others to perform services for us.

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Our managing general partner is not restricted from causing us to pay it or its affiliates for any services rendered on terms that are fair and reasonable to us or entering into additional contractual arrangements with any of these entities on our behalf.

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In some instances our managing general partner may borrow funds in order to permit the payment of distributions, even if the purpose or effect of the borrowing is to make a distribution on the subordinated units or to make incentive distributions or hasten the expiration of the subordination period.

Risks Related to Debt Securities

We have a holding company structure in which our subsidiaries conduct our operations and own our operating assets.

We are a holding company, and our subsidiaries conduct all of our operations and own all of our operating assets. We have no significant assets other than the partnership interests and the other equity interests in our subsidiaries. As a result, our ability to make required payments on our senior notes depends on the performance of our subsidiaries and their ability to distribute funds to us. The ability of our subsidiaries to make distributions to us may be restricted by, among other things, our existing credit facility and applicable state partnership laws and other laws and regulations. If we are unable to obtain the funds necessary to pay the principal amount at the maturity of our senior notes, or to repurchase our senior notes upon an occurrence of a change in control, we may be required to adopt one or more alternatives, such as a refinancing of our senior notes. We cannot assure you that we would be able to refinance our senior notes.

We do not have the same flexibility as other types of organizations to accumulate cash which may limit cash available to service our senior notes or to repay them at maturity.

Subject to the limitations on restricted payments contained in the indenture governing our senior notes and in our credit facility and other indebtedness, we distribute all of our “available cash” each quarter to our limited partners and our general partner. “Available cash” is defined in our partnership agreement, and it generally means, for each fiscal quarter:

•	all cash on hand at the end of the quarter;

•	less the amount of cash that our general partner determines in its reasonable discretion is necessary or appropriate to:

•	provide for the proper conduct of our business;

•	comply with applicable law, any of our debt instruments, or other agreements; or

•	provide funds for distributions to our unitholders and to our general partner for any one or more of the next four quarters; and

•

plus all cash on hand on the date of determination of available cash for the quarter resulting from working capital borrowings made after the end of the quarter. Working capital borrowings are generally borrowings made under our credit facility and in all cases are used solely for working capital purposes or to pay distributions to partners.

As a result, we do not accumulate significant amounts of cash and thus do not have the same flexibility as corporations or other entities that do not pay dividends or have complete flexibility regarding the amounts they will distribute to their equity holders. The timing and amount of our distributions could significantly reduce the cash available to pay the principal, premium (if any) and interest on our senior notes. The board of directors of our managing general partner will determine the amount and timing of such distributions and has broad discretion to establish and make additions to our reserves or the reserves of our operating subsidiaries as it determines are necessary or appropriate.

Although our payment obligations to our unitholders are subordinate to our payment obligations to you, the value of our units will decrease in correlation with decreases in the amount we distribute per unit. Accordingly, if we experience a liquidity problem in the future, we may not be able to issue equity to recapitalize.

The subsidiary guarantees could be deemed fraudulent conveyances under certain circumstances, and a court may try to subordinate or void the subsidiary guarantees.

Under U.S. bankruptcy law and comparable provisions of state fraudulent transfer laws, a guarantee can be voided, or claims under a guarantee may be subordinated to all other debts of that guarantor if, among other things, the guarantor, at the time it incurred the indebtedness evidenced by its guarantee:

•	intended to hinder, delay or defraud any present or future creditor or received less than reasonably equivalent value or fair consideration for the incurrence of the guarantee;

•	was insolvent or rendered insolvent by reason of such incurrence;

•	was engaged in a business or transaction for which the guarantor’s remaining assets constituted unreasonably small capital; or

•	intended to incur, or believed that it would incur, debts beyond its ability to pay those debts as they mature.

In addition, any payment by that guarantor under a guarantee could be voided and required to be returned to the guarantor or to a fund for the benefit of the creditors of the guarantor. The measures of insolvency for purposes of these fraudulent transfer laws will vary depending upon the law applied in any proceeding to determine whether a fraudulent transfer has occurred. Generally, however, a subsidiary guarantor would be considered insolvent if:

•	the sum of its debts, including contingent liabilities, was greater than the fair saleable value of all of its assets;

•

the present saleable value of its assets was less than the amount that would be required to pay its probably liability, including contingent liabilities, on existing debts as they become absolute and mature; or

•	it could not pay its debts as they became due.

Tax Risks to Common Unitholders

In addition to reading the following risk factors, you should read “Material Tax Considerations” for a more complete discussion of the expected material federal income tax consequences of owning and disposing of common units.

Our tax treatment depends on our status as a partnership for federal income tax purposes, as well as our not being subject to entity-level taxation by individual states. If the IRS treats us as a corporation or we become subject to entity-level taxation for state tax purposes, it would reduce the amount of cash available for distribution to you.

The anticipated after-tax economic benefit of an investment in our common units depends largely on our being treated as a partnership for federal income tax purposes. We have not requested, and do not plan to request, a ruling from the IRS on this or any other tax matter that affects us.

If we were treated as a corporation for federal income tax purposes, we would pay federal income tax on our taxable income at the corporate tax rate, which is currently a maximum rate of 35%, and would likely pay state income tax at varying rates. Distributions to you would generally be taxed again as corporate distributions, and no income, gain, loss or deduction would flow through to you. Because a tax would be imposed upon us as a corporation, our cash available for distribution to you would be substantially reduced. Therefore, treatment of us as a corporation would result in a material reduction in the anticipated cash flow and after-tax return to our unitholders, likely causing a substantial reduction in the value of our common units.

Current law or our business may change so as to cause us to be treated as a corporation for federal income tax purposes or otherwise subject us to entity-level taxation. In addition, because of widespread state budget deficits, several states are evaluating ways to subject partnerships to entity level taxation through the imposition of state income, franchise or other forms of taxation. If any state were to impose a tax upon us as an entity, the cash available to pay distributions would be reduced. Our partnership agreement provides that, if a law is enacted or existing law is modified or interpreted in a manner that subjects us to taxation as a corporation or otherwise subjects us to entity-level taxation for federal, state or local income tax purposes, then the minimum quarterly distribution amount and the target distribution amount will be adjusted to reflect the impact of that law on us.

If the IRS contests the federal income tax positions we take, the market for our common units may be adversely impacted and the cost of any IRS contest will reduce our cash available for distribution to you.

We have not requested a ruling from the IRS with respect to our treatment as a partnership for federal income tax purposes or any other matter that affects us. The IRS may adopt positions that differ from the conclusions of our counsel expressed in this prospectus or from the positions we take. It may be necessary to resort to administrative or court proceedings to sustain some or all of our counsel’s conclusions or the positions we take. A court may not concur with some or all of our counsel’s conclusions or the positions we take. Any contest with the IRS may materially and adversely impact the market for our common units and the price at which they trade. In addition, the costs of any contest with the IRS, principally legal, accounting and related fees, will be borne by us and directly or indirectly by our unitholders and our general partner because the costs will reduce our cash available for distribution.

You may be required to pay taxes on your share of our income even if you do not receive any cash distributions from us.

Because our unitholders will be treated as partners to whom we will allocate taxable income which could be different in amount than the cash we distribute, you will be required to pay any federal income taxes and, in some cases, state and local income taxes on your share of our taxable income even if you receive no cash distributions from us. You may not receive cash distributions from us equal to your share of our taxable income or even equal to the actual tax liability that results from that income.

Tax gain or loss on disposition of our common units could be more or less than expected.

A unitholder who sells common units will recognize a gain or loss equal to the difference between the amount realized and his adjusted tax basis in those common units. Prior distributions to a unitholder in excess of the total net taxable income allocated to that unitholder, which decreased the tax basis in that unitholder’s common unit, will, in effect, become taxable income to that unitholder if the common unit is sold at a price greater than that unitholder’s tax basis in that common unit, even if the price is less than the original cost. A substantial portion of the amount realized, whether or not representing gain, may be ordinary income to that unitholder. In addition, if you sell your units, you may incur a tax liability in excess of the amount of cash you receive from the sale.

Tax-exempt entities and foreign persons face unique tax issues from owning common units that may result in adverse tax consequences to them.

Investment in common units by tax-exempt entities, including employee benefit plans and individual retirement accounts (known as IRAs), and foreign persons raises issues unique to them. For example, virtually all of our income allocated to organizations exempt from federal income tax, including individual retirement accounts and other retirement plans, will be unrelated business taxable income and will be taxable to them. Distributions to foreign persons will be reduced by withholding taxes imposed at the highest effective applicable tax rate, and foreign persons will be required to file United States federal income tax returns and pay tax on their share of our taxable income. If you are a tax-exempt entity or a non-U.S. person, you should consult your tax adviser before investing in our units.

We will treat each purchaser of common units as having the same tax benefits without regard to the actual units purchased. The IRS may challenge this treatment, which could adversely affect the value of our common units.

Because we cannot match transferors and transferees of common units, we have adopted depreciation and amortization positions that may not conform with all aspects of existing Treasury Regulations. A successful IRS challenge to those positions could adversely affect the amount of tax benefits available to our unitholders. It also could affect the timing of these tax benefits or the amount of gain on the sale of common units and could have a negative impact on the value of our common units or result in audits of and adjustments to our unitholders’ tax returns. Please read “Material Tax Considerations—Tax Consequences of Unit Ownership—Section 754 Election” for a further discussion of the effect of the depreciation and amortization positions we have adopted.

The sale or exchange of 50% or more of our capital and profits interests during any twelve-month period will result in the termination of our partnership for federal income tax purposes.

We will be considered to have terminated for federal income tax purposes if there is a sale or exchange of 50% or more of the total interests in our capital and profits within a twelve-month period. Our termination would, among other things result in the closing of our taxable year for all unitholders and could result in a deferral of depreciation deductions allowable in computing our taxable income. Please read “Material Tax Considerations—Disposition of Common Units—Constructive Termination” for a description of the consequences of our termination for federal income tax purposes.

You will likely be subject to state and local taxes and return filing requirements in states where you do not live as a result of an investment in our common units.

In addition to federal income taxes, you will likely be subject to other taxes, including state and local income taxes, unincorporated business taxes and estate, inheritance or intangible taxes that are imposed by the various jurisdictions in which we do business or own property, even if you do not reside in any of those jurisdictions. You will likely be required to file state and local income tax returns and pay state and local income taxes in many or all of the jurisdictions. Further, you may be subject to penalties for failure to comply with those requirements. It is your responsibility to file all United States federal, state and local tax returns. Our counsel has not rendered an opinion on the state or local tax consequences of an investment in the common units.

You are urged to read “Material Tax Considerations” for a discussion of the expected material federal income tax consequences of owning our securities.

USE OF PROCEEDS

Unless otherwise indicated to the contrary in an accompanying prospectus supplement, we will use the net proceeds from the sale of the securities covered by this prospectus for general partnership purposes, which may include debt repayment, future acquisitions, capital expenditures and additions to working capital.

RATIO OF EARNINGS TO FIXED CHARGES

The table below sets forth the Ratios of Earnings to Fixed Charges for us for the periods indicated. On July 31, 2001, we completed our initial public offering whereby we became successor to the business of Inergy Partners, LLC. As such, the period ended September 30, 2001 reflect the financial results of Inergy Partners, LLC.

	l Year Ended September 30,						Three months ended December 31, 2005
	2001	2002	2003	2004		2005
Ratio of earnings to fixed charges	1.63	1.87	2.25	—	(a)	1.88	1.80

For purposes of determining the ratio of earnings to fixed charges, earnings are defined as earnings (loss) from continuing operations before income taxes, plus fixed charges. Fixed charges consist of interest expense on all indebtedness, the amortization of deferred financing costs, interest expense related to the write-off of deferred financing costs and interest associated with operating leases.

(a)	Earnings were inadequate to cover fixed charges by $4.4 million for the year ended September 30, 2004.

DESCRIPTION OF THE COMMON UNITS

The common units and the subordinated units represent limited partner interests in us. The holders of these units are entitled to participate in partnership distributions and exercise the rights or privileges available to limited partners under our partnership agreement. As of December 31, 2005, we had 35,311,329 common units, representing an 86.7% limited partner interest; 3,821,884 senior subordinated units, representing a 9.4% limited partner interest; and 1,145,084 junior subordinated units, representing a 2.8% limited partner interest. Thus, as of that date our equity consisted of a 98.9% limited partner interest and an approximate 1.1% general partner interest. In addition, we have issued and outstanding 769,941 special units, which are held by Inergy Holdings, L.P. The special units represent a new class of equity securities in us that are not entitled to a current cash distribution and will convert into common units representing limited partnership interests in us at a specified conversion rate upon the commercial operation of the Stagecoach expansion project.

Distributions

Common units are entitled to receive distributions of available cash of $0.30 per quarter, or $1.20 on an annualized basis, before any distributions are paid on our subordinated units.

In general, we will pay any cash distributions we make each quarter in the following manner:

•

first, approximately 99% to the common units and 1% to the non-managing general partner, until each common unit has received a minimum quarterly distribution of $0.30 plus any arrearages from prior quarters;

•	second, approximately 99% to the senior subordinated units and 1% to the non-managing general partner, until each senior subordinated unit has received a minimum quarterly distribution of $0.30;

•	third, approximately 99% to the junior subordinated units and 1% to the non-managing general partner, until each junior subordinated unit has received a minimum quarterly distribution of $0.30; and

•	fourth, approximately 99% to all units, pro rata, and 1% to the non-managing general partner, until each unit has received a distribution of $0.33 per quarter.

If cash distributions exceed $0.33 per unit in any quarter, Inergy Holdings, L.P., the sole member of our managing general partner, will receive increasing percentages, up to 48%, of the cash we distribute in excess of that amount.

We must distribute all of our cash on hand at the end of each quarter, less reserves established by our managing general partner. The amount of this “available cash” may be greater than or less than the minimum quarterly distribution.

Timing of Distributions

We pay distributions approximately 45 days after March 31, June 30, September 30 and December 31 to unitholders of record on the applicable record date and to our non-managing general partner.

Subordination Period

The subordination period will end once we meet the financial tests in the partnership agreement, but it generally cannot end before June 30, 2006 with respect to the senior subordinated units and June 30, 2008 with respect to the junior subordinated units.

When the applicable subordination period ends, all remaining senior subordinated units or junior subordinated units, as applicable, will convert into common units on a one-for-one basis. Once all subordinated units have been converted into common units, the common units will no longer be entitled to arrearages.

Early Conversion of Subordinated Units

On August 13, 2004, after meeting the financial tests provided for in our partnership agreement, we completed the conversion of 1,656,684 senior subordinated units into common units. In addition, on August 12, 2005, after meeting the financial tests provided for in our partnership agreement, we completed the conversion of 1,656,684 additional senior subordinated units into common units. If we meet these tests for any four consecutive four quarter period ending on or after June 30, 2006, the remaining senior subordinated units will convert into common units. The conversion of additional senior subordinated units may not occur until at least one year after the prior conversion of the senior subordinated units.

If we meet the applicable financial tests in our partnership agreement as of any quarter ending on or after June 30, 2006, 286,272 junior subordinated units will convert into common units. If we meet these tests as of any quarter ending on or after June 30, 2007, an additional 286,272 junior subordinated units will convert into common units. The early conversion of the second 286,272 junior subordinated units may not occur until at least one year after the early conversion of the first 286,272 junior subordinated units.

Notwithstanding the foregoing, all outstanding junior subordinated units may convert into common units on a one-for-one basis on or after June 30, 2006, if we have paid a distribution of at least $1.40 on each outstanding unit for each of the three preceding non-overlapping four-quarter periods, all of the senior subordinated units have been converted into common units, and we have met other applicable financial tests in our partnership agreement.

Conversion of Special Units

We issued 769,941 special units to our affiliate Inergy Holdings, L.P. in a direct placement to fund the acquisition of the rights to the Phase II Expansion Project of Stagecoach (the “Phase II Expansion Project”). The special units are a new class of our equity securities that will convert into a maximum of 1,101,016 common units at a specified conversion ratio upon the commercial operation of Phase II Expansion Project. We have registered the up to 1,101,016. common units issuable upon conversion of the 769,941 special units on a Registration Statement on Form S-3, filed with the SEC on February 10, 2006, that may be offered and sold upon conversion by Inergy Holdings, L.P.

Issuance of Additional Units

In general, while any senior subordinated units remain outstanding, we may not issue more than 1,353,628 additional common units without obtaining unitholder approval. We may, however, issue an unlimited number of common units in connection with acquisitions that increase cash flow from operations per unit on a pro forma basis. We refer to acquisitions that increase cash flow from operations on a per unit basis as “accretive.”

Voting Rights

Unlike the holders of common stock in a corporation, our common unitholders will have only limited voting rights on matters affecting our business. Our common unitholders will have no right to elect our managing general partner or its directors on an annual or other continuing basis. The managing general partner may not be removed except by the vote of the holders of at least 66 2/3% of the outstanding common units, including units owned by the general partners and their affiliates. Each holder of common units is entitled to one vote for each common unit on all matters submitted to a vote of the unitholders.

Limited Call Right

If at any time not more than 20% of the outstanding common units are held by persons other than our general partners and their affiliates, our managing general partner has the right, but not the obligation, to purchase all of the remaining common units at a price not less than the then current market price of the common units.

Exchange Listing

Our common units are traded on the Nasdaq National Market under the symbol “NRGY.”

Transfer Agent and Registrar Duties

American Stock Transfer & Trust Company serves as registrar and transfer agent for the common units. We pay all fees charged by the transfer agent for transfers of common units, except the following that must be paid by unitholders:

•	surety bond premiums to replace lost or stolen certificates, taxes and other governmental charges,

•	special charges for services requested by a holder of a common unit, and

•	other similar fees or charges.

There is no charge to unitholders for disbursements of our cash distributions. We will indemnify the transfer agent, its agents and each of their stockholders, directors, officers and employees against all claims and losses that may arise out of acts performed or omitted for its activities as transfer agent, except for any liability due to any gross negligence or intentional misconduct of the indemnified person or entity.

Transfer of Common Units

Any transfers of a common unit will not be recorded by the transfer agent or recognized by us unless the transferee executes and delivers a transfer application. By executing and delivering a transfer application, the transferee of common units:

•	becomes the record holder of the common units and is an assignee until admitted into our partnership as a substituted limited partner,

•	automatically requests admission as a substituted limited partner in our partnership,

•	agrees to be bound by the terms and conditions of, and executes, our partnership agreement,

•	represents that the transferee has the capacity, power and authority to enter into the partnership agreement,

•	grants powers of attorney to officers of our managing general partner and any liquidator of us as specified in the partnership agreement, and

•	makes the consents and waivers contained in the partnership agreement.

An assignee will become a substituted limited partner of our partnership for the transferred common units upon the consent of our managing general partner and the recording of the name of the assignee on our books and records. The managing general partner may withhold its consent in its sole discretion.

A transferee’s broker, agent or nominee may complete, execute and deliver a transfer application. We are entitled to treat the nominee holder of a common unit as the absolute owner. In that case, the beneficial holder’s rights are limited solely to those that it has against the nominee holder as a result of any agreement between the beneficial owner and the nominee holder.

Common units are securities and are transferable according to the laws governing transfer of securities. In addition to other rights acquired upon admission as a substituted limited partner in our partnership for the transferred common units, a purchaser or transferee of common units who does not execute and deliver a transfer application obtains only:

•	the right to assign the common unit to a purchaser or other transferee, and

•	the right to transfer the right to seek admission as a substituted limited partner in our partnership for the transferred common units.

Thus, a purchaser or transferee of common units who does not execute and deliver a transfer application:

•

will not receive cash distributions or federal income tax allocations, unless the common units are held in a nominee or “street name” account and the nominee or broker has executed and delivered a transfer application, and

•	may not receive some federal income tax information or reports furnished to record holders of common units.

The transferor of common units has a duty to provide the transferee with all information that may be necessary to transfer the common units. The transferor does not have a duty to insure the execution of the transfer application by the transferee and has no liability or responsibility if the transferee neglects or chooses not to execute and forward the transfer application to the transfer agent.

Until a common unit has been transferred on our books, we and the transfer agent, may treat the record holder of the unit as the absolute owner for all purposes, except as otherwise required by law or stock exchange regulations.

DESCRIPTION OF PARTNERSHIP SECURITIES

Limitation on Issuance of Additional Partnership Securities

Our partnership agreement authorizes us to issue an unlimited number of additional limited partner interests and other equity securities for the consideration and on the terms and conditions established by our managing general partner in its sole discretion without the approval of any limited partners. While any senior subordinated units remain outstanding, however, except as we discuss in the following paragraph, we may not issue equity securities ranking senior to the common units or an aggregate of more than 1,353,628 additional common units or units on a parity with the common units, in each case, without the approval of the holders of a majority of the outstanding common units and subordinated units, voting as separate classes.

During or after the subordination period, we may issue an unlimited number of common units as follows:

•	upon exercise of the underwriters’ over-allotment option,

•	upon conversion of the subordinated units,

•	under employee benefit plans,

•	upon conversion of the general partner interests and incentive distribution rights as a result of a withdrawal of a general partner,

•	in the event of a combination or subdivision of common units, or

•

in connection with an acquisition or a capital improvement that would have resulted, on a pro forma basis, in an increase in adjusted operating surplus on a per unit basis for the preceding four-quarter period.

It is possible that we will fund acquisitions through the issuance of additional common units or other equity securities. Holders of any additional common units we issue will be entitled to share equally with the then-existing holders of common units in our distributions of available cash. In addition, the issuance of additional partnership interests may dilute the value of the interests of the then-existing holders of common units in our net assets.

In accordance with Delaware law and the provisions of our partnership agreement, we also may issue additional partnership interests that, in the sole discretion of our managing general partner, have special voting rights to which the common units are not entitled.

Upon issuance of additional partnership interests, our non-managing general partner may make, but is not required to make, additional capital contributions in us and the operating company. If the non-managing general partner chooses not to make an additional capital contribution equal to its percentage interest, such interest will be reduced to reflect its percentage of the total capital contributed. Moreover, our non-managing general partner will have the right, which it may from time to time assign in whole or in part to any of its affiliates, to purchase common units, subordinated units or other equity securities whenever, and on the same terms that, we issue those securities to persons other than our non-managing general partner and its affiliates, to the extent necessary to maintain its percentage interest, including its interest represented by common units and subordinated units, that existed immediately before each issuance. The holders of common units will not have preemptive rights to acquire additional common units or other partnership interests.

Issuance of Additional Partnership Securities

The following is a description of the general terms and provisions of our partnership securities. The particular terms of any series of partnership securities will be described in the applicable prospectus supplement and the amendment to our partnership agreement relating to that series of partnership securities, which will be filed as an exhibit to or incorporated by reference in this prospectus at or before the time of issuance of any such series of partnership securities. If so indicated in a prospectus supplement, the terms of any such series may differ from the terms set forth below.

Subject to the limitations described above, our managing general partner is authorized to approve the issuance of one or more series of partnership securities without further authorization of the limited partners and to fix the number of securities, the designations, rights, privileges, restrictions and conditions of any such series.

The applicable prospectus supplement will set forth the number of securities, particular designation, relative rights and preferences and the limitations of any series of partnership securities in respect of which this prospectus is delivered. The particular terms of any such series will include the following:

•	the maximum number of securities to constitute the series and the designation and ranking thereof;

•

the annual distribution rate, if any, on securities of the series, whether such rate is fixed or variable or both, the dates from which distributions will begin to accrue or accumulate, whether distributions will be cumulative and whether such distributions will be paid in cash, securities or otherwise;

•

whether the securities of the series will be redeemable and, if so, the price at the terms and conditions on which the securities of the series may be redeemed, including the time during which securities of the series may be redeemed and any accumulated distributions thereof that the holders of the securities of the series will be entitled to receive upon the redemption thereof;

•	the liquidation preference, if any, applicable to securities of the series;

•

the terms and conditions, if any, on which the securities of the series will be convertible into, or exchangeable for, securities of any other class or classes of partnership securities, including the price or prices or the rate or rates of conversion or exchange and the method, is any, of adjusting the same; and

•	the voting rights, if any, of the securities of the series.

The holders of partnership securities will have no preemptive rights. Partnership securities will be fully paid and non-assessable when issued upon full payment of the purchase price therefor. The prospectus supplement will contain, if applicable, a description of the material United States federal income tax consequences relating to the purchase and ownership of the series of partnership securities offered by the prospectus supplement. The transfer agent, registrar and distributions disbursement agent for the partnership securities will be designated in the applicable prospectus supplement.

DESCRIPTION OF DEBT SECURITIES

General

The debt securities will be:

•	our direct general obligations;

•	either senior debt securities or subordinated debt securities; and

•	issued under separate indentures (which may be existing indentures) among us and U.S. Bank National Association, as Trustee.

Inergy, L.P. may issue debt securities in one or more series, and Inergy Finance Corp. may be a co-issuer of one or more series of debt securities. Inergy Finance Corp. was incorporated under the laws of the State of Delaware in September 2004, is wholly-owned by Inergy, L.P., and has no material assets or any liabilities other than as a co-issuer of debt securities. Its activities will be limited to co-issuing debt securities and engaging in other activities incidental thereto. When used in this section “Description of the Debt Securities,” the terms “we,” “us,” “our” and “issuers” refer jointly to Inergy, L.P. and Inergy Finance Corp., and the terms “Inergy, L.P.” and “Inergy Finance” refer strictly to Inergy, L.P. and Inergy Finance Corp., respectively.

If we offer senior debt securities, we will issue them under a senior indenture. If we issue subordinated debt securities, we will issue them under a subordinated indenture. A form of each indenture is filed as an exhibit to the latest registration statement of which this prospectus is a part. We have not restated either indenture in its entirety in this description. You should read the relevant indenture because it, and not this description, controls your rights as holders of the debt securities. Capitalized terms used in the summary have the meanings specified in the indentures.

Specific Terms of Each Series of Debt Securities in the Prospectus Supplement

A prospectus supplement and a supplemental indenture or authorizing resolutions relating to any series of debt securities being offered will include specific terms relating to the offering. These terms will include some or all of the following:

•	whether Inergy Finance will be a co-issuer of the debt securities;

•	the guarantors of the debt securities, if any;

•	whether the debt securities are senior or subordinated debt securities;

•	the title of the debt securities;

•	the total principal amount of the debt securities;

•	the assets, if any, that are pledged as security for the payment of the debt securities;

•

whether we will issue the debt securities in individual certificates to each holder in registered form, or in the form of temporary or permanent global securities held by a depository on behalf of holders;

•	the prices at which we will issue the debt securities;

•	the portion of the principal amount that will be payable if the maturity of the debt securities is accelerated;

•	the currency or currency unit in which the debt securities will be payable, if not U.S. dollars;

•	the dates on which the principal of the debt securities will be payable;

•	the interest rate that the debt securities will bear and the interest payment dates for the debt securities;

•	any conversion or exchange provisions;

•	any optional redemption provisions;

•	any sinking fund or other provisions that would obligate us to repurchase or otherwise redeem the debt securities;

•	any changes to or additional events of default or covenants; and

•	any other terms of the debt securities.

We may offer and sell debt securities, including original issue discount debt securities, at a substantial discount below their principal amount. The prospectus supplement will describe special U.S. federal income tax and any other considerations applicable to those securities. In addition, the prospectus supplement may describe certain special U.S. federal income tax or other considerations applicable to any debt securities that are denominated in a currency other than U.S. dollars.

Guarantees

If specified in the prospectus supplement respecting a series of debt securities, the subsidiaries of Inergy, L.P. specified in the prospectus supplement will unconditionally guarantee to each holder and the Trustee, on a joint and several basis, the full and prompt payment of principal of, premium, if any, and interest on the debt securities of that series when and as the same become due and payable, whether at maturity, upon redemption or repurchase, by declaration of acceleration or otherwise. If a series of debt securities is guaranteed, such series will be guaranteed by all subsidiaries other than “minor” subsidiaries as such term is interpreted in securities regulation governing financial reporting for guarantors. The prospectus supplement will describe any limitation on the maximum amount of any particular guarantee and the conditions under which guarantees may be released.

The guarantees will be general obligations of the guarantors. Guarantees of subordinated debt securities will be subordinated to the Senior Indebtedness of the guarantors on the same basis as the subordinated debt securities are subordinated to the Senior Indebtedness of Inergy, L.P.

Consolidation, Merger or Asset Sale

Each indenture will, in general, allow us to consolidate or merge with or into another domestic entity. It will also allow each issuer to sell, lease, transfer or otherwise dispose of all or substantially all of its assets to another domestic entity. If this happens, the remaining or acquiring entity must assume all of the issuer’s responsibilities and liabilities under the indenture including the payment of all amounts due on the debt securities and performance of the issuer’s covenants in the indenture.

However, each indenture will impose certain requirements with respect to any consolidation or merger with or into an entity, or any sale, lease, transfer or other disposition of all or substantially all of an issuer’s assets, including:

•

the remaining or acquiring entity must be organized under the laws of the United States, any state or the District of Columbia; provided that Inergy Finance may not merge, amalgamate or consolidate with or into another entity other than a corporation satisfying such requirement for so long as Inergy, L.P. is not a corporation;

•	the remaining or acquiring entity must assume the issuer’s obligations under the indenture; and

•	immediately after giving effect to the transaction, no Default or Event of Default (as defined under “—Events of Default and Remedies” below) may exist.

The remaining or acquiring entity will be substituted for the issuer in the indenture with the same effect as if it had been an original party to the indenture, and the issuer will be relieved from any further obligations under the indenture.

No Protection in the Event of a Change of Control

Unless otherwise set forth in the prospectus supplement, the debt securities will not contain any provisions that protect the holders of the debt securities in the event of a change of control of us or in the event of a highly leveraged transaction, whether or not such transaction results in a change of control of us.

Modification of Indentures

We may supplement or amend an indenture if the holders of a majority in aggregate principal amount of the outstanding debt securities of all series issued under the indenture affected by the supplement or amendment consent to it. Further, the holders of a majority in aggregate principal amount of the outstanding debt securities of any series may waive past defaults under the indenture and compliance by us with our covenants with respect to the debt securities of that series only. Those holders may not, however, waive any default in any payment on any debt security of that series or compliance with a provision that cannot be supplemented or amended without the consent of each holder affected. Without the consent of each outstanding debt security affected, no modification of the indenture or waiver may:

•	reduce the principal amount of debt securities whose holders must consent to an amendment, supplement or waiver;

•	reduce the principal of or change the fixed maturity of any debt security;

•

reduce or waive the premium payable upon redemption or alter or waive the provisions with respect to the redemption of the debt securities (except as may be permitted in the case of a particular series of debt securities);

•	reduce the rate of or change the time for payment of interest on any debt security;

•

waive a Default or an Event of Default in the payment of principal of or premium, if any, or interest on the debt securities (except a rescission of acceleration of the debt securities by the holders of at least a majority in aggregate principal amount of the debt securities and a waiver of the payment default that resulted from such acceleration);

•	except as otherwise permitted under the indenture, release any security that may have been granted with respect to the debt securities;

•	make any debt security payable in currency other than that stated in the debt securities;

•	in the case of any subordinated debt security, make any change in the subordination provisions that adversely affects the rights of any holder under those provisions;

•

make any change in the provisions of the indenture relating to waivers of past Defaults or the rights of holders of debt securities to receive payments of principal of or premium, if any, or interest on the debt securities;

•	waive a redemption payment with respect to any debt security (except as may be permitted in the case of a particular series of debt securities);

•

except as otherwise permitted in the indenture, release any guarantor from its obligations under its guarantee or the indenture or change any guarantee in any manner that would adversely affect the rights of holders; or

•	make any change in the preceding amendment, supplement and waiver provisions (except to increase any percentage set forth therein).

We may supplement or amend an indenture without the consent of any holders of the debt securities in certain circumstances, including:

•	to establish the form of terms of any series of debt securities;

•	to cure any ambiguity, defect or inconsistency;

•	to provide for uncertificated notes in addition to or in place of certified notes;

•

to provide for the assumption of an issuer’s or guarantor’s obligations to holders of debt securities in the case of a merger or consolidation or disposition of all or substantially all of such issuer’s or guarantor’s assets;

•

in the case of any subordinated debt security, to make any change in the subordination provisions that limits or terminates the benefits applicable to any holder of Senior Indebtedness of Inergy, L.P.;

•	to add or release guarantors pursuant to the terms of the indenture;

•

to make any changes that would provide any additional rights or benefits to the holders of debt securities or that do not, taken as a whole, adversely affect the rights under the indenture of any holder of debt securities;

•	to comply with requirements of the SEC in order to effect or maintain the qualification of the Indenture under the Trust Indenture Act;

•	to evidence or provide for the acceptance of appointment under the indenture of a successor Trustee;

•	to add any additional Events of Default; or

•	to secure the debt securities and/or the guarantees.

Events of Default and Remedies

“Event of Default,” when used in an indenture, will mean any of the following with respect to the debt securities of any series:

•	failure to pay when due the principal of or any premium on any debt security of that series;

•	failure to pay, within 60 days of the due date, interest on any debt security of that series;

•	failure to pay when due any sinking fund payment with respect to any debt securities of that series;

•	failure on the part of the issuers to comply with the covenant described under “—Consolidation, Merger or Asset Sale”;

•	failure to perform any other covenant in the indenture that continues for 30 days after written notice is given to the issuers;

•	certain events of bankruptcy, insolvency or reorganization of an issuer; or

•	any other Event of Default provided under the terms of the debt securities of that series.

An Event of Default for a particular series of debt securities will not necessarily constitute an Event of Default for any other series of debt securities issued under an indenture. The Trustee may withhold notice to the holders of debt securities of any default (except in the payment of principal, premium, if any, or interest) if it considers such withholding of notice to be in the best interests of the holders.

If an Event of Default for any series of debt securities occurs and continues, the Trustee or the holders of at least 25% in aggregate principal amount of the debt securities of the series may declare the entire principal of, and accrued interest on, all the debt securities of that series to be due and payable immediately. If this happens, subject to certain conditions, the holders of a majority in the aggregate principal amount of the debt securities of that series can rescind the declaration.

Other than its duties in case of a default, a Trustee is not obligated to exercise any of its rights or powers under either indenture at the request, order or direction of any holders, unless the holders offer the Trustee reasonable security or indemnity. If they provide this reasonable security or indemnification, the holders of a majority in aggregate principal amount of any series of debt securities may direct the time, method and place of conducting any proceeding or any remedy available to the Trustee, or exercising any power conferred upon the Trustee, for that series of debt securities.

No Limit on Amount of Debt Securities

The indenture will not limit the amount of debt securities that we may issue, unless we indicate otherwise in a prospectus supplement. The indenture will allow us to issue debt securities of any series up to the aggregate principal amount that we authorize.

Registration of Notes

We will issue debt securities of a series only in registered form, without coupons, unless otherwise indicated in the prospectus supplement.

Minimum Denominations

Unless the prospectus supplement states otherwise, the debt securities will be issued only in principal amounts of $1,000 each or integral multiples of $1,000.

No Personal Liability

None of the past, present or future partners, incorporators, managers, members, directors, officers, employees, unitholders or stockholders of either issuer, the general partner of Inergy, L.P. or any guarantor will have any liability for the obligations of the issuers or any guarantors under the indenture or the debt securities or for any claim based on such obligations or their creation. Each holder of debt securities by accepting a debt security waives and releases all such liability. The waiver and release are part of the consideration for the issuance of the debt securities. The waiver may not be effective under federal securities laws, however, and it is the view of the SEC that such a waiver is against public policy.

Payment and Transfer

The Trustee will initially act as paying agent and registrar under each indenture. The issuers may change the paying agent or registrar without prior notice to the holders of debt securities, and the issuers or any of their subsidiaries may act as paying agent or registrar.

If a holder of debt securities has given wire transfer instructions to the issuers, the issuers will make all payments on the debt securities in accordance with those instructions. All other payments on the debt securities will be made at the corporate trust office of the Trustee, unless the issuers elect to make interest payments by check mailed to the holders at their addresses set forth in the debt security register.

The Trustee and any paying agent will repay to us upon request any funds held by them for payments on the debt securities that remain unclaimed for two years after the date upon which that payment has become due. After payment to us, holders entitled to the money must look to us for payment as general creditors.

Exchange, Registration and Transfer

Debt securities of any series will be exchangeable for other debt securities of the same series, the same total principal amount and the same terms but in different authorized denominations in accordance with the indenture. Holders may present debt securities for exchange or registration of transfer at the office of the registrar. The registrar will effect the transfer or exchange when it is satisfied with the documents of title and identity of the person making the request. We will not charge a service charge for any registration of transfer or exchange of the debt securities. We may, however, require the payment of any tax or other governmental charge payable for that registration.

We will not be required:

•

to issue, register the transfer of, or exchange debt securities of a series either during a period beginning 15 business days prior to the selection of debt securities of that series for redemption and ending on the close of business on the day of mailing of the relevant notice of redemption or repurchase, or between a record date and the next succeeding interest payment date; or

•	to register the transfer of or exchange any debt security called for redemption or repurchase, except the unredeemed portion of any debt security we are redeeming or repurchasing in part.

Provisions Relating only to the Senior Debt Securities

The senior debt securities will rank equally in right of payment with all of our other senior and unsubordinated debt. The senior debt securities will be effectively subordinated, however, to all of our secured debt to the extent of the value of the collateral for that debt. We will disclose the amount of our secured debt in the prospectus supplement.

Provisions Relating only to the Subordinated Debt Securities

Subordinated Debt Securities Subordinated to Senior Indebtedness

The subordinated debt securities will rank junior in right of payment to all of the Senior Indebtedness of Inergy, L.P. “Senior Indebtedness” will be defined in a supplemental indenture or authorizing resolutions respecting any issuance of a series of subordinated debt securities, and the definition will be set forth in the prospectus supplement.

Payment Blockages

The subordinated indenture will provide that no payment of principal, interest and any premium on the subordinated debt securities may be made in the event:

•	we or our property is involved in any voluntary or involuntary liquidation or bankruptcy;

•

we fail to pay the principal, interest, any premium or any other amounts on any Senior Indebtedness of Inergy, L.P. within any applicable grace period or the maturity of such Senior Indebtedness is accelerated following any other default, subject to certain limited exceptions set forth in the subordinated indenture; or

•

any other default on any Senior Indebtedness of Inergy, L.P. occurs that permits immediate acceleration of its maturity, in which case a payment blockage on the subordinated debt securities will be imposed for a maximum of 179 days at any one time.

No Limitation on Amount of Senior Debt

The subordinated indenture will not limit the amount of Senior Indebtedness that Inergy, L.P. may incur, unless otherwise indicated in the prospectus supplement.

Book Entry, Delivery and Form

The debt securities of a particular series may be issued in whole or in part in the form of one or more global certificates that will be deposited with the Trustee as custodian for The Depository Trust Company, New York, New York (“DTC”) This means that we will not issue certificates to each holder. Instead, one or more global debt securities will be issued to DTC, who will keep a computerized record of its participants (for example, your broker) whose clients have purchased the debt securities. The participant will then keep a record of its clients who purchased the debt securities. Unless it is exchanged in whole or in part for a certificated debt security, a global debt security may not be transferred, except that DTC, its nominees and their successors may transfer a global debt security as a whole to one another.

Beneficial interests in global debt securities will be shown on, and transfers of global debt securities will be made only through, records maintained by DTC and its participants.

DTC has provided us the following information: DTC is a limited-purpose trust company organized under the New York Banking Law, a “banking organization” within the meaning of the New York Banking Law, a member of the United States Federal Reserve System, a “clearing corporation” within the meaning of the New York Uniform Commercial Code and a “clearing agency” registered under the provisions of Section 17A of the Securities Exchange Act of 1934. DTC holds securities that its participants (“Direct Participants”) deposit with DTC. DTC also records the settlement among Direct Participants of securities transactions, such as transfers and pledges, in deposited securities through computerized records for Direct Participants’ accounts. This eliminates the need to exchange certificates. Direct Participants include securities brokers and dealers, banks, trust companies, clearing corporations and certain other organizations.

DTC’s book-entry system is also used by other organizations such as securities brokers and dealers, banks and trust companies that work through a Direct Participant. The rules that apply to DTC and its participants are on file with the SEC.

DTC is owned by a number of its Direct Participants and by the New York Stock Exchange, Inc., The American Stock Exchange, Inc. and the National Association of Securities Dealers, Inc.

We will wire all payments on the global debt securities to DTC’s nominee. We and the Trustee will treat DTC’s nominee as the owner of the global debt securities for all purposes. Accordingly, we, the Trustee and any paying agent will have no direct responsibility or liability to pay amounts due on the global debt securities to owners of beneficial interests in the global debt securities.

It is DTC’s current practice, upon receipt of any payment on the global debt securities, to credit Direct Participants’ accounts on the payment date according to their respective holdings of beneficial interests in the global debt securities as shown on DTC’s records. In addition, it is DTC’s current practice to assign any consenting or voting rights to Direct Participants whose accounts are credited with debt securities on a record date, by using an omnibus proxy. Payments by participants to owners of beneficial interests in the global debt securities, and voting by participants, will be governed by the customary practices between the participants and owners of beneficial interests, as is the case with debt securities held for the account of customers registered in “street name.” However, payments will be the responsibility of the participants and not of DTC, the Trustee or us.

Debt securities represented by a global debt security will be exchangeable for certificated debt securities with the same terms in authorized denominations only if:

•

DTC notifies us that it is unwilling or unable to continue as depositary or if DTC ceases to be a clearing agency registered under applicable law and in either event a successor depositary is not appointed by us within 90 days; or

•	we determine not to require all of the debt securities of a series to be represented by a global debt security.

Satisfaction and Discharge; Defeasance

Each indenture will be discharged and will cease to be of further effect as to all outstanding debt securities of any series issued thereunder, when:

(a) either:

(1) all outstanding debt securities of that series that have been authenticated (except lost, stolen or destroyed debt securities that have been replaced or paid and debt securities for whose payment money has theretofore been deposited in trust and thereafter repaid to us) have been delivered to the Trustee for cancellation; or

(2) all outstanding debt securities of that series that have not been delivered to the Trustee for cancellation have become due and payable by reason of the giving of a notice of redemption or otherwise or will become due and payable at their stated maturity within one year or are to be called for redemption within one year under arrangements satisfactory to the Trustee and in any case we have irrevocably deposited or caused to be irrevocably deposited with the Trustee as trust funds in trust cash in U.S. dollars, non-callable U.S. Government Obligations or a combination thereof, in such amounts as will be sufficient, without consideration of any reinvestment of interest, to pay and discharge the entire indebtedness of such debt securities not delivered to the Trustee for cancellation, for principal, premium, if any, and accrued interest to the date of such deposit (in the case of debt securities that have been due and payable) or the stated maturity or redemption date;

(b) we have paid or caused to be paid all other sums payable by us under the indenture; and

(c) we have delivered an officers’ certificate and an opinion of counsel to the Trustee stating that all conditions precedent to satisfaction and discharge have been satisfied.

The debt securities of a particular series will be subject to legal or covenant defeasance to the extent, and upon the terms and conditions, set forth in the prospectus supplement.

Governing Law

Each indenture and all of the debt securities will be governed by the laws of the State of New York.

The Trustee

We will enter into the Indentures with a trustee that is qualified to act under the Trust Indenture Act of 1939, as amended, and with any other trustees chosen by us and appointed in a supplemental indenture for a particular series of debt securities. Unless we otherwise specify in the applicable prospectus supplement, the initial trustee for each series of debt securities will be U.S. Bank National Association. We may maintain a banking relationship in the ordinary course of business with U.S. Bank National Association and one or more of its affiliates.

Resignation or Removal of Trustee

If the trustee has or acquires a conflicting interest within the meaning of the Trust Indenture Act, the trustee shall either eliminate its conflicting interest or resign, to the extent and in the manner provided by, and subject to the provisions of, the Trust Indenture Act and the applicable Indenture. Any resignation will require the appointment of a successor trustee under the applicable Indenture in accordance with the terms and conditions of such Indenture.

The trustee may resign or be removed by us with respect to one or more series of debt securities and a successor trustee may be appointed to act with respect to any such series. The holders of a majority in aggregate principal amount of the debt securities of any series may remove the trustee with respect to the debt securities of such series.

Limitations on Trustee if it is Our Creditor

Each Indenture will contain certain limitations on the right of the trustee, in the event that it becomes a creditor of an issuer or a guarantor, to obtain payment of claims in certain cases, or to realize on certain property received in respect of any such claim as security or otherwise.

Annual Trustee Report to Holders of Debt Securities

The trustee is required to submit an annual report to the holders of the debt securities regarding, among other things, the trustee’s eligibility to serve as such, the priority of the trustee’s claims regarding certain advances made by it, and any action taken by the trustee materially affecting the debt securities.

Certificates and Opinions to be Furnished to Trustee

Each Indenture will provide that, in addition to other certificates or opinions that may be specifically required by other provisions of an Indenture, every application by us for action by the trustee shall be accompanied by a certificate of certain of our officers and an opinion of counsel (who may be our counsel) stating that, in the opinion of the signers, all conditions precedent to such action have been complied with by us.

MATERIAL TAX CONSIDERATIONS

This section is a summary of the material tax considerations that may be relevant to prospective common unitholders who are individual citizens or residents of the United States and, unless otherwise noted in the following discussion, is the opinion of Vinson & Elkins L.L.P., special counsel to the general partners and us, insofar as it relates to legal conclusions with respect to United States federal income tax law. This section is based upon current provisions of the Internal Revenue Code, existing and proposed regulations and current administrative rulings and court decisions, all of which are subject to change. Later changes in these authorities may cause the tax consequences to vary substantially from the consequences described below. Unless the context otherwise requires, references in this section to “us” or “we” are references to Inergy, L.P. and the operating company.

No attempt has been made in the following discussion to comment on all federal income tax matters affecting us or the unitholders. Moreover, the discussion focuses on common unitholders who are individual citizens or residents of the United States and has only limited application to corporations, estates, trusts, nonresident aliens or other unitholders subject to specialized tax treatment, such as tax-exempt institutions, non-U.S. persons, individual retirement accounts (IRAs), real estate investment trusts (REITs) or mutual funds. Accordingly, each prospective unitholder is urged to consult with, and is urged to depend on, his own tax advisor in analyzing the federal, state, local and foreign tax consequences particular to him of the ownership or disposition of common units.

All statements as to matters of law and legal conclusions, but not as to factual matters, contained in this section, unless otherwise noted, are the opinion of Vinson & Elkins L.L.P., unless otherwise noted, and are based on the accuracy of the representations made by us.

No ruling has been or will be requested from the IRS regarding any matter affecting us or prospective unitholders. Instead, we will rely on opinions and advice of Vinson & Elkins L.L.P.. Unlike a ruling, an opinion of counsel represents only that counsel’s best legal judgment and does not bind the IRS or the courts. Accordingly, the opinions and statements made here may not be sustained by a court if contested by the IRS. Any contest of this sort with the IRS may materially and adversely impact the market value of the common units. In addition, the costs of any contest with the IRS, principally legal, accounting and related fees, will result in a reduction in cash available for distribution to our unitholders and our general partner and thus will be borne indirectly by the unitholders and our general partners. Furthermore, the tax treatment of Inergy, L.P., or of an investment in Inergy, L.P., may be significantly modified by future legislative or administrative changes or court decisions. Any modifications may or may not be retroactively applied.

For the reasons described below, Vinson & Elkins L.L.P. has not rendered an opinion with respect to the following specific federal income tax issues:

(1)	the treatment of a unitholder whose common units are loaned to a short seller to cover a short sale of common units (please read “—Tax Consequences of Unit Ownership—Treatment of Short Sales”),

(2)	whether our monthly convention for allocating taxable income and losses is permitted by existing Treasury Regulations (please read “—Disposition of Common Units—Allocations Between Transferors and Transferees”), and

(3)	whether our method for depreciating Section 743 adjustments is sustainable in certain cases (please read “—Tax Consequences of Unit Ownership—Section 754 Election”).

Partnership Status

A partnership is not a taxable entity and incurs no federal income tax liability. Instead, each partner of a partnership is required to take into account his share of items of income, gain, loss and deduction of the partnership in computing his federal income tax liability, regardless of whether cash distributions are made to him by the partnership. Distributions by a partnership to a partner are generally not taxable unless the amount of cash distributed is in excess of his adjusted basis in his partnership interest.

Section 7704 of the Internal Revenue Code provides that publicly-traded partnerships will, as a general rule, be taxed as corporations. However, an exception, referred to as the “Qualifying Income Exception,” exists with respect to publicly-traded partnerships whose gross income for every taxable year consists of at least 90% “qualifying income.” Qualifying income includes income and gains derived from the wholesale and retail marketing and transportation of propane. Other types of qualifying income include interest other than from a financial business, dividends, gains from the sale of real property and gains from the sale or other disposition of assets held for the production of income that otherwise constitutes qualifying income. We estimate that less than 8% of our current income is not qualifying income; however, this estimate could change from time to time. Based upon and subject to this estimate, the factual representations made by us and the managing general partner and a review of the applicable legal authorities, counsel is of the opinion that at least 90% of our current gross income constitutes qualifying income.

No ruling has been or will be sought from the IRS and the IRS has made no determination as to our status as a partnership for federal income tax purposes, the status of the operating company for federal income tax purposes or whether our operations generate “qualifying income” under Section 7704 of the Code. Instead, we will rely on the opinion of Vinson & Elkins L.L.P. that, based upon the Internal Revenue Code, its regulations, published revenue rulings and court decisions and the representations described below, Inergy, L.P. has been and will be treated as a partnership for federal income tax purposes and the operating company has been and will be disregarded as an entity separate from us for federal income tax purposes.

In rendering its opinion, Vinson & Elkins L.L.P. has relied on factual representations made by us and the managing general partner. The representations made by us and our managing general partner upon which counsel has relied are:

(a)	Neither Inergy, L.P. nor the operating company has elected or will elect to be treated as a corporation, and

(b)	For each taxable year, more than 90% of our gross income has been and will be income from sources that Vinson & Elkins L.L.P. has opined, or will opine, is “qualifying income” within the meaning of Section 7704(d) of the Internal Revenue Code.

If we fail to meet the Qualifying Income Exception, other than a failure which is determined by the IRS to be inadvertent and which is cured within a reasonable time after discovery, we will be treated as if we had transferred all of our assets, subject to liabilities, to a newly formed corporation, on the first day of the year in which we fail to meet the Qualifying Income Exception, in return for stock in that corporation, and then distributed that stock to the unitholders in liquidation of their interests in us. This contribution and liquidation should be tax-free to unitholders and Inergy, L.P. so long as we, at that time, do not have liabilities in excess of the tax basis of our assets. Thereafter, we would be treated as a corporation for federal income tax purposes.

If we were treated as a corporation in any taxable year, either as a result of a failure to meet the Qualifying Income Exception or otherwise, our items of income, gain, loss and deduction would be reflected only on our tax return rather than being passed through to the unitholders, and our net income would be taxed to us at corporate rates. In addition, any distribution made to a unitholder would be treated as either taxable dividend income, to the extent of our current or accumulated earnings and profits, or, in the absence of earnings and profits, a nontaxable return of capital, to the extent of a unitholder’s tax basis in his common units, or taxable capital gain, after the unitholder’s tax basis in his common units is reduced to zero. Accordingly, treatment as a corporation would materially reduce a unitholder’s cash flow and after-tax return and thus would reduce the value of the units.

The remainder of this section is based on Vinson & Elkins L.L.P.’s opinion that we will be treated as a partnership for federal income tax purposes.

Limited Partner Status

Unitholders who have become limited partners of Inergy, L.P. will be treated as partners of Inergy, L.P. for federal income tax purposes. Also:

(a)	assignees who have executed and delivered transfer applications, and are awaiting admission as limited partners, and

(b)	unitholders whose common units are held in street name or by a nominee and who have the right to direct the nominee in the exercise of all substantive rights attendant to the ownership of their common units, will be treated as partners of Inergy, L.P. for federal income tax purposes.

As there is no direct authority addressing assignees of common units who are entitled to execute and deliver transfer applications and thereby become entitled to direct the exercise of attendant rights, but who fail to execute and deliver transfer applications, the opinion of Vinson & Elkins L.L.P. does not extend to these persons. Furthermore, a purchaser or other transferee of common units who does not execute and deliver a transfer application may not receive some federal income tax information or reports furnished to record holders of common units unless the common units are held in a nominee or street name account and the nominee or broker has executed and delivered a transfer application for those common units.

A beneficial owner of common units whose units have been transferred to a short seller to complete a short sale would appear to lose his status as a partner with respect to those units for federal income tax purposes. Please read “—Tax Consequences of Unit Ownership—Treatment of Short Sales.”

Income, gain, deductions or losses would not appear to be reportable by a unitholder who is not a partner for federal income tax purposes, and any cash distributions received by a unitholder who is not a partner for federal income tax purposes would therefore be fully taxable as ordinary income. These holders are urged to consult their own tax advisors with respect to the consequences of their status as partners in Inergy, L.P. for federal income tax purposes.

Tax Consequences of Unit Ownership

Flow-Through of Taxable Income. We will not pay any federal income tax. Instead, each unitholder will be required to report on his income tax return his share of our income, gains, losses and deductions without regard to whether we make cash distributions to him. Consequently, we may allocate income to a unitholder even if he has not received a cash distribution from us. Each unitholder will be required to include in income his allocable share of our income, gains, losses and deductions for our taxable year ending with or within his taxable year.

Treatment of Distributions. Except as described below with respect to certain non-pro rata distributions, our distributions to a unitholder will not be taxable to the unitholder for federal income tax purposes to the extent of his tax basis in his common units immediately before the distribution. Our cash distributions in excess of a unitholder’s tax basis will be considered to be gain from the sale or exchange of the common units, taxable in accordance with the rules described under “—Disposition of Common Units” below. To the extent our distributions cause a unitholder’s “at risk” amount to be less than zero at the end of any taxable year, he must recapture any losses deducted in previous years. Please read “—Limitations on Deductibility of Losses.”

Any reduction in a unitholder’s share of our liabilities for which no partner, including our general partners, bears the economic risk of loss, known as “nonrecourse liabilities,” will be treated as a distribution of cash to that unitholder. We do not currently have any nonrecourse liabilities. A decrease in a unitholder’s percentage interest in us because of our issuance of additional common units will decrease his share of our nonrecourse liabilities, and thus will result in a corresponding deemed distribution of cash. A non-pro rata distribution of cash may result in ordinary income to a unitholder, regardless of his tax basis in his common units, if the distribution reduces his share of our “unrealized receivables,” including depreciation recapture, and/or substantially appreciated “inventory items,” both as defined in the Internal Revenue Code, and collectively, “Section 751 Assets.”

To that extent, he will be treated as having received his proportionate share of our Section 751 Assets and having exchanged those assets with us in return for the non-pro rata portion of the distribution made to him. This latter deemed exchange will generally result in the unitholder’s realization of ordinary income. That income will equal the excess of (1) the non-pro rata portion of that distribution over (2) the unitholder’s tax basis for the share of Section 751 Assets deemed relinquished in the exchange.

Basis of Common Units. A unitholder’s initial tax basis for his common units will be the amount he paid for the common units plus his share of our nonrecourse liabilities. That basis will be increased by his share of our income and by any increases in his share of our nonrecourse liabilities. That basis will be decreased, but not below zero, by our distributions to him, by his share of our losses, by any decreases in his share of our nonrecourse liabilities and by his share of our expenditures that are not deductible in computing taxable income and are not required to be capitalized. A unitholder will have no share of our debt which is recourse to either general partner, but will have a share of our nonrecourse liabilities, generally based on his share of profits. Please read “—Disposition of Common Units—Recognition of Gain or Loss.”

Limitations on Deductibility of Losses. The deduction by a unitholder of his share of our losses will be limited to the tax basis in his units and, in the case of an individual unitholder or a corporate unitholder, if more than 50% of the value of the corporate unitholder’s stock is owned directly or indirectly by five or fewer individuals or some tax-exempt organizations, to the amount for which the unitholder is considered to be “at risk” with respect to our activities, if that is less than his tax basis. A unitholder must recapture losses deducted in previous years to the extent that distributions cause his at risk amount to be less than zero at the end of any taxable year. Losses disallowed to a unitholder or recaptured as a result of these limitations will carry forward and will be allowable to the extent that his tax basis or at risk amount, whichever is the limiting factor, is subsequently increased. Upon the taxable disposition of a unit, any gain recognized by a unitholder can be offset by losses that were previously suspended by the at risk limitation but may not be offset by losses suspended by the basis limitation. Any excess loss above that gain previously suspended by the at risk or basis limitations is no longer utilizable.

In general, a unitholder will be at risk to the extent of the tax basis of his units, excluding any portion of that basis attributable to his share of our nonrecourse liabilities, reduced by any amount of money he borrows to acquire or hold his units, if the lender of those borrowed funds owns an interest in us, is related to the unitholder or can look only to the units for repayment. A unitholder’s at risk amount will increase or decrease as the tax basis of the unitholder’s units increases or decreases, other than tax basis increases or decreases attributable to increases or decreases in his share of our nonrecourse liabilities.

The passive loss limitations generally provide that individuals, estates, trusts and some closely-held corporations and personal service corporations can deduct losses from passive activities, which are generally partnership or corporate activities in which the taxpayer does not materially participate, only to the extent of the taxpayer’s income from those passive activities. The passive loss limitations are applied separately with respect to each publicly-traded partnership. Consequently, any passive losses we generate will only be available to offset our passive income generated in the future and will not be available to offset income from other passive activities or investments, including any dividend income we derive or from our investments or investments in other publicly-traded partnerships, or salary or active business income. Passive losses that are not deductible because they exceed a unitholder’s share of our income may be deducted in full when he disposes of his entire investment in us in a fully taxable transaction with an unrelated party. The passive activity loss rules are applied after other applicable limitations on deductions, including the at risk rules and the basis limitation.

A unitholder’s share of our net income may be offset by any suspended passive losses, but it may not be offset by any other current or carryover losses from other passive activities, including those attributable to other publicly-traded partnerships.

Limitations on Interest Deductions. The deductibility of a non-corporate taxpayer’s “investment interest expense” is generally limited to the amount of that taxpayer’s “net investment income.” Investment interest expense includes:

•	interest on indebtedness properly allocable to property held for investment;

•	our interest expense attributed to portfolio income; and

•	the portion of interest expense incurred to purchase or carry an interest in a passive activity to the extent attributable to portfolio income.

The computation of a unitholder’s investment interest expense will take into account interest on any margin account borrowing or other loan incurred to purchase or carry a unit.

Net investment income includes gross income from property held for investment and amounts treated as portfolio income under the passive loss rules, less deductible expenses, other than interest, directly connected with the production of investment income, but generally does not include gains attributable to the disposition of property held for investment.

The IRS has indicated that the net passive income earned by a publicly traded partnership will be treated as investment income to its unitholders. In addition, a unitholder’s share of our portfolio income will be treated as investment income.

Entity-Level Collections. If we are required or elect under applicable law to pay any federal, state, foreign or local income tax on behalf of any unitholder or the non-managing general partner or any former unitholder, we are authorized to pay those taxes from our funds. That payment, if made, will be treated as a distribution of cash to the unitholder on whose behalf the payment was made. If the payment is made on behalf of a person whose identity cannot be determined, we are authorized to treat the payment as a distribution to all current unitholders. We are authorized to amend the partnership agreement in the manner necessary to maintain uniformity of intrinsic tax characteristics of units and to adjust later distributions, so that after giving effect to these distributions, the priority and characterization of distributions otherwise applicable under the partnership agreement is maintained as nearly as is practicable. Payments by us as described above could give rise to an overpayment of tax on behalf of an individual unitholder in which event the unitholder would be required to file a claim in order to obtain a credit or refund.

Allocation of Income, Gain, Loss and Deduction. In general, if we have a net profit, our items of income, gain, loss and deduction will be allocated among the non-managing general partner and the unitholders in accordance with their percentage interests in us. At any time that distributions are made to the common units in excess of distributions to the senior subordinated units or junior subordinated units, or incentive distributions are made to Inergy Holdings, LLC, gross income will be allocated to the recipients to the extent of these distributions. If we have a net loss for the entire year, that loss will be allocated first to the non-managing general partner and the unitholders in accordance with their percentage interests in us to the extent of their positive capital accounts and, second, to the non-managing general partner.

Specified items of our income, gain, loss and deduction will be allocated to account for the difference between the tax basis and fair market value of property contributed to us by the non-managing general partner and its affiliates, referred to in this discussion as “Contributed Property.” The effect of these allocations to a unitholder purchasing common units in this offering will be essentially the same as if the tax basis of our assets were equal to their fair market value at the time of this offering. In addition, recapture income will be allocated to the extent possible to the unitholder who was allocated the deduction giving rise to the treatment of that gain as recapture income in order to minimize the recognition of ordinary income by other unitholders. Finally, although we do not expect that our operations will result in the creation of negative capital accounts, if negative capital accounts nevertheless result, our income and gain will be allocated in an amount and manner to eliminate the negative balance as quickly as possible.

An allocation of our income, gain, loss or deduction, other than an allocation required by the Internal Revenue Code to eliminate the difference between a partner’s “book” capital account, credited with the fair market value of Contributed Property, and “tax” capital account, credited with the tax basis of Contributed Property, referred to in this discussion as the “Book-Tax Disparity,” will generally be given effect for federal income tax purposes in determining a unitholder’s share of an item of income, gain, loss or deduction only if the allocation has substantial economic effect. In any other case, a unitholder’s share of an item will be determined on the basis of his interest in us, which will be determined by taking into account all the facts and circumstances, including his relative contributions to us, the interests of all the unitholders in profits and losses, the interest of all the unitholders in cash flow and other nonliquidating distributions and the rights of all the unitholders to distributions of capital upon liquidation.

Vinson & Elkins L.L.P. is of the opinion that, with the exception of the issues described in “—Tax Consequences of Unit Ownership—Section 754 Election” and “—Disposition of Common Units—Allocations Between Transferors and Transferees,” allocations under our partnership agreement will be given effect for federal income tax purposes in determining a unitholder’s share of our income, gain, loss or deduction.

An allocation of items of our income, gain, loss or deduction, other than an allocation required by the Internal Revenue Code to eliminate the difference between a partner’s “book” capital account, credited with the fair market value of Contributed Property, and “tax” capital account, credited with the tax basis of Contributed Property, referred to in this discussion as the “Book-Tax Disparity,” will generally be given effect for federal income tax purposes in determining a partner’s share of an item of income, gain, loss or deduction only if the allocation has substantial economic effect. In any other case, a partner’s share of an item will be determined on the basis of his interest in us, which will be determined by taking into account all the facts and circumstances, including:

•	his relative contributions to us;

•	the interests of all the partners in profits and losses;

•	the interest of all the partners in cash flow; and

•	the rights of all the partners to distributions of capital upon liquidation.

Treatment of Short Sales. A unitholder whose units are loaned to a “short seller” to cover a short sale of units may be considered as having disposed of those units. If so, he would no longer be a partner for tax purposes with respect to those units during the period of the loan and may recognize gain or loss from the disposition. As a result, during this period:

•	any of our income, gain, loss or deduction with respect to those units would not be reportable by the unitholder,

•	any cash distributions received by the unitholder as to those units would be fully taxable, and

•	all of these distributions would appear to be ordinary income.

Vinson & Elkins L.L.P. has not rendered an opinion regarding the treatment of a unitholder whose common units are loaned to a short seller. Therefore, unitholders desiring to assure their status as partners and avoid the risk of gain recognition should modify any applicable brokerage account agreements to prohibit their brokers from loaning their units. The IRS has announced that it is studying issues relating to the tax treatment of short sales of partnership interests. Please also read “—Disposition of Common Units—Recognition of Gain or Loss.”

Alternative Minimum Tax. Each unitholder will be required to take into account his share of any items of our income, gain, loss or deduction for purposes of the alternative minimum tax. The current minimum tax rate for noncorporate taxpayers is 26% on the first $175,000 of alternative minimum taxable income in excess of the exemption amount and 28% on any additional alternative minimum taxable income. Prospective unitholders are urged to consult with their tax advisors as to the impact of an investment in units on their liability for the alternative minimum tax.

Tax Rates. In general, the highest effective United States federal income tax rate for individuals is currently 35.0% and the maximum United States federal income tax rate for net capital gains of an individual is currently 15.0% if the asset disposed of was held for more than 12 months at the time of disposition.

Section 754 Election. We have made the election permitted by Section 754 of the Internal Revenue Code. That election is irrevocable without the consent of the IRS. The election will generally permit us to adjust a common unit purchaser’s tax basis in our assets (“inside basis”) under Section 743(b) of the Internal Revenue Code to reflect his purchase price. This election does not apply to a person who purchases common units directly from us. The Section 743(b) adjustment belongs to the purchaser and not to other unitholders. For purposes of this discussion, a unitholder’s inside basis in our assets will be considered to have two components: (1) his share of our tax basis in our assets (“common basis”) and (2) his Section 743(b) adjustment to that basis.

Where the remedial allocation method is adopted (which we have adopted), the Treasury Regulations under Section 743 of the Internal Revenue Code require a portion of the Section 743(b) adjustment that is attributable to recovery property to be depreciated over the remaining cost recovery period for the Section 704(c) built-in gain. Under Treasury Regulation Section 1.167(c)-1(a)(6), a Section 743(b) adjustment attributable to property subject to depreciation under Section 167 of the Internal Revenue Code rather than cost recovery deductions under Section 168 is generally required to be depreciated using either the straight-line method or the 150% declining balance method. Under our partnership agreement, the managing general partner is authorized to take a position to preserve the uniformity of units even if that position is not consistent with these Treasury Regulations. Please read “—Uniformity of Units.”

Although Vinson & Elkins L.L.P. is unable to opine as to the validity of this approach because there is no controlling authority on this issue, we intend to depreciate the portion of a Section 743(b) adjustment attributable to unrealized appreciation in the value of Contributed Property, to the extent of any unamortized Book-Tax Disparity, using a rate of depreciation or amortization derived from the depreciation or amortization method and useful life applied to the common basis of the property, or treat that portion as non-amortizable to the extent attributable to property the common basis of which is not amortizable. This method is consistent with the regulations under Section 743 but is arguably inconsistent with Treasury Regulation Section l.167(c)-l(a)(6) which is not expected to directly apply to a material portion of our assets. To the extent a Section 743(b) adjustment is attributable to appreciation in value in excess of the unamortized Book-Tax Disparity, we will apply the rules described in the Treasury Regulations and legislative history. If we determine that this position cannot reasonably be taken, we may take a depreciation or amortization position under which all purchasers acquiring units in the same month would receive depreciation or amortization, whether attributable to common basis or a Section 743(b) adjustment, based upon the same applicable rate as if they had purchased a direct interest in our assets. This kind of aggregate approach may result in lower annual depreciation or amortization deductions than would otherwise be allowable to some unitholders. Please read “—Uniformity of Units.”

A Section 754 election is advantageous if the transferee’s tax basis in his units is higher than the units’ share of the aggregate tax basis of our assets immediately prior to the transfer. In that case, as a result of the election, the transferee would have, among other items, a greater amount of depreciation and depletion deductions and his share of any gain or loss on a sale of our assets would be less. Conversely, a Section 754 election is disadvantageous if the transferee’s tax basis in his units is lower than those units’ share of the aggregate tax basis of our assets immediately prior to the transfer. Thus, the fair market value of the units may be affected either favorably or unfavorably by the election. A basis adjustment is required regardless of whether a Section 754 election is made in the case of a transfer of an interest in us if we have a substantial built-in loss immediately after the transfer, or if we distribute property and have a substantial basis reduction. Generally, a built-in loss or a basis reduction is substantial if it exceeds $250,000.

The calculations involved in the Section 754 election are complex and will be made on the basis of assumptions as to the value of our assets and other matters. For example, the allocation of the Section 743(b) adjustment among our assets must be made in accordance with the Internal Revenue Code. The IRS could seek to reallocate some or all of any Section 743(b) adjustment allocated by us to our tangible assets to goodwill instead.

Goodwill, as an intangible asset, is generally amortizable over a longer period of time or under a less accelerated method than our tangible assets. We cannot assure you that the determinations we make will not be successfully challenged by the IRS and that the deductions resulting from them may not be reduced or disallowed altogether. Should the IRS require a different basis adjustment to be made, and should, in our opinion, the expense of compliance exceed the benefit of the election, we may seek permission from the IRS to revoke our Section 754 election. If permission is granted, a subsequent purchaser of units may be allocated more income than he would have been allocated had the election not been revoked.

Tax Treatment of Operations

Accounting Method and Taxable Year. We use the year ending December 31 as our taxable year and the accrual method of accounting for federal income tax purposes. Each unitholder will be required to include in income his share of our income, gain, loss and deduction for our taxable year ending within or with his taxable year. In addition, a unitholder who has a taxable year ending on a date other than December 31 and who disposes of all of his units following the close of our taxable year but before the close of his taxable year must include his share of our income, gain, loss and deduction in income for his taxable year, with the result that he will be required to include in income for his taxable year his share of more than one year of our income, gain, loss and deduction. Please read “—Disposition of Common Units—Allocations Between Transferors and Transferees.”

Initial Tax Basis, Depreciation and Amortization. The tax basis of our assets is used for purposes of computing depreciation and cost recovery deductions and, ultimately, gain or loss on the disposition of these assets. The federal income tax burden associated with the difference between the fair market value of our assets and their tax basis immediately prior to this offering will be borne by the non-managing general partner, its affiliates and the owners of units immediately prior to this offering. Please read “—Allocation of Income, Gain, Loss and Deduction.”

To the extent allowable, we may elect to use the depreciation and cost recovery methods that will result in the largest deductions being taken in the early years after assets are placed in service. We are not entitled to any amortization deductions with respect to any goodwill conveyed to us on formation. Property we subsequently acquire or construct may be depreciated using accelerated methods permitted by the Internal Revenue Code.

If we dispose of depreciable property by sale, foreclosure, or otherwise, all or a portion of any gain, determined by reference to the amount of depreciation previously deducted and the nature of the property, may be subject to the recapture rules and taxed as ordinary income rather than capital gain. Similarly, a unitholder who has taken cost recovery or depreciation deductions with respect to property we own will likely be required to recapture some or all of those deductions as ordinary income upon a sale of his interest in us. Please read “—Tax Consequences of Unit Ownership—Allocation of Income, Gain, Loss and Deduction” and “—Disposition of Common Units—Recognition of Gain or Loss.”

The costs incurred in selling our units (called “syndication expenses”) must be capitalized and cannot be deducted currently, ratably or upon termination of Inergy, L.P. There are uncertainties regarding the classification of costs as organization expenses, which may be amortized by us, and as syndication expenses, which may not be amortized by us. The underwriting discounts and commissions we incur will be treated as syndication expenses.

Valuation and Tax Basis of Our Properties. The federal income tax consequences of the ownership and disposition of units will depend in part on our estimates of the relative fair market values, and determination of the initial tax bases, of our assets. Although we may from time to time consult with professional appraisers regarding valuation matters, we will make many of the relative fair market value estimates ourselves. These estimates, and determination of basis, are subject to challenge and will not be binding on the IRS or the courts. If the estimates of fair market value are later found to be incorrect, the character and amount of items of income, gain, loss or deductions previously reported by unitholders might change, and unitholders might be required to adjust their tax liability for prior years and incur interest and penalties with respect to those adjustments.

Disposition of Common Units

Recognition of Gain or Loss. Gain or loss will be recognized on a sale of units equal to the difference between the amount realized and the unitholder’s tax basis for the units sold. A unitholder’s amount realized will be measured by the sum of the cash or the fair market value of other property received plus his share of our nonrecourse liabilities. Because the amount realized includes a unitholder’s share of our nonrecourse liabilities, the gain recognized on the sale of units could result in a tax liability in excess of any cash received from the sale. We do not currently have any nonrecourse liabilities.

Prior distributions from us in excess of cumulative net taxable income for a common unit that decreased a unitholder’s tax basis in that common unit will, in effect, become taxable income if the common unit is sold at a price greater than the unitholder’s tax basis in that common unit, even if the price is less than his original cost.

Except as noted below, gain or loss recognized by a unitholder, other than a “dealer” in units, on the sale or exchange of a unit held for more than one year will generally be taxable as capital gain or loss. Capital gain recognized by an individual on the sale of units held more than 12 months will generally be taxed at a maximum rate of 15%. A portion of this gain or loss, which will likely be substantial, however, will be separately computed and taxed as ordinary income or loss under Section 751 of the Internal Revenue Code to the extent attributable to assets giving rise to depreciation recapture or other “unrealized receivables” or to “inventory items” we own. The term “unrealized receivables” includes potential recapture items, including depreciation recapture. Ordinary income attributable to unrealized receivables, inventory items and depreciation recapture may exceed net taxable gain realized upon the sale of a unit and may be recognized even if there is a net taxable loss realized on the sale of a unit. Thus, a unitholder may recognize both ordinary income and a capital loss upon a sale of units. Net capital loss may offset capital gains and no more than $3,000 of ordinary income, in the case of individuals, and may only be used to offset capital gain in the case of corporations.

The IRS has ruled that a partner who acquires interests in a partnership in separate transactions must combine those interests and maintain a single adjusted tax basis for all those interests. Upon a sale or other disposition of less than all of those interests, a portion of that tax basis must be allocated to the interests sold using an “equitable apportionment” method. Treasury Regulations under Section 1223 of the Internal Revenue Code allow a selling unitholder who can identify common units transferred with an ascertainable holding period to elect to use the actual holding period of the common units transferred. Thus, according to the ruling, a common unitholder will be unable to select high or low basis common units to sell as would be the case with corporate stock, but, under the Treasury Regulations, can designate specific common units sold for purposes of determining the holding period of the units sold. A unitholder electing to use the actual holding period of common units transferred must consistently use that identification method for all subsequent sales or exchanges of common units. A unitholder considering the purchase of additional units or a sale of common units purchased in separate transactions is urged to consult his tax advisor as to the possible consequences of this ruling and application of the regulations.

Specific provisions of the Internal Revenue Code affect the taxation of some financial products and securities, including partnership interests such as our units, by treating a taxpayer as having sold an “appreciated” partnership interest, one in which gain would be recognized if it were sold, assigned or terminated at its fair market value, if the taxpayer or related persons enter(s) into:

•	a short sale,

•	an offsetting notional principal contract, or

•	a futures or forward contract with respect to the partnership interest or substantially identical property.

Moreover, if a taxpayer has previously entered into a short sale, an offsetting notional principal contract or a futures or forward contract with respect to the partnership interest, the taxpayer will be treated as having sold that position if the taxpayer or a related person then acquires the partnership interest or substantially identical property. The Secretary of the Treasury is also authorized to issue regulations that treat a taxpayer that enters into transactions or positions that have substantially the same effect as the preceding transactions as having constructively sold the financial position.

Allocations Between Transferors and Transferees. In general, our taxable income and losses will be determined annually, will be prorated on a monthly basis and will be subsequently apportioned among the unitholders in proportion to the number of units owned by each of them as of the opening of the applicable exchange on the first business day of the month (the “Allocation Date”). However, gain or loss realized on a sale or other disposition of our assets other than in the ordinary course of business will be allocated among the unitholders on the Allocation Date in the month in which that gain or loss is recognized. As a result, a unitholder transferring units may be allocated income, gain, loss and deduction realized after the date of transfer.

The use of this method may not be permitted under existing Treasury Regulations. Accordingly, Vinson & Elkins L.L.P. is unable to opine on the validity of this method of allocating income and deductions between the transferors and transferees of units. If this method is not allowed under the Treasury Regulations or only applies to transfers of less than all of the unitholder’s interest, our taxable income or losses might be reallocated among the unitholders. We are authorized to revise our method of allocation between transferors and transferees, as well as among, unitholders whose interest otherwise vary during a taxable period, to conform to a method which is permitted.

A unitholder who owns units at any time during a quarter and who disposes of them prior to the record date set for a cash distribution for that quarter will be allocated a share of our income, gain, loss and deductions attributable to that quarter but will not be entitled to receive that cash distribution.

Notification Requirements. A unitholder who sells any of his units, other than through a broker, generally is required to notify us in writing of that sale within 30 days after the sale (or, if earlier, January 15 of the year following the sale). A purchaser of units who purchases units from another unitholder generally is required to notify us in writing of that purchase within 30 days after the purchase, unless a broker or nominee will satisfy such requirement. We are required to notify the IRS of that transaction and to furnish specified information to the transferor and transferee. However, these reporting requirements do not apply to a sale by an individual who is a citizen of the United States and who effects the sale or exchange through a broker. In addition, a transferor and a transferee of a unit must provide statements to the IRS with their income tax returns for the taxable year in which the sale or exchange takes place that describe the amount of the consideration for the unit that is allocable to goodwill or going concern value. Failure to satisfy these reporting obligations may lead to the imposition of substantial penalties.

Constructive Termination. We will be considered to have been terminated for tax purposes if there is a sale or exchange of 50% or more of the total interests in our capital and profits within a 12-month period. A constructive termination results in the closing of our taxable year for all unitholders. In the case of a unitholder reporting on a taxable year other than a fiscal year ending December 31, the closing of our taxable year may result in more than 12 months of our taxable income or loss being includable in his taxable income for the year of termination. We would be required to make new tax elections after a termination, including a new election under Section 754 of the Internal Revenue Code, and a termination would result in a deferral of any deductions for depreciation. A termination could also result in penalties if we were unable to determine that the termination had occurred. Moreover, a termination might either accelerate the application of, or subject us to, any tax legislation enacted before the termination.

Uniformity of Units

Because we cannot match transferors and transferees of units, we must maintain uniformity of the economic and tax characteristics of the units to a purchaser of these units. In the absence of uniformity, we may be unable to completely comply with a number of federal income tax requirements, both statutory and regulatory. A lack of uniformity can result from a literal application of Treasury Regulation Section 1.167(c)-1(a)(6). Any non-uniformity could have a negative impact on the value of the units. Please read “—Tax Consequences of Unit Ownership—Section 754 Election.”

We depreciate the portion of a Section 743(b) adjustment attributable to unrealized appreciation in the value of Contributed Property, to the extent of any unamortized Book-Tax Disparity, using a rate of depreciation or amortization derived from the depreciation or amortization method and useful life applied to the common basis of that property, or treat that portion as nonamortizable, to the extent attributable to property the common basis of which is not amortizable. This method is consistent with the regulations under Section 743, but is arguably inconsistent with Treasury Regulation Section l.167(c)-l(a)(6) which is not expected to directly apply to a material portion of our assets. Please read “—Tax Consequences of Unit Ownership—Section 754 Election.” To the extent that the Section 743(b) adjustment is attributable to appreciation in value in excess of the unamortized Book-Tax Disparity, we apply the rules described in the Treasury Regulations and legislative history. If we determine that this position cannot reasonably be taken, we may adopt a depreciation and amortization position under which all purchasers acquiring units in the same month would receive depreciation and amortization deductions, whether attributable to a common basis or Section 743(b) adjustment, based upon the same applicable rate as if they had purchased a direct interest in our property. If this position is adopted, it may result in lower annual depreciation and amortization deductions than would otherwise be allowable to some unitholders and risk the loss of depreciation and amortization deductions not taken in the year that these deductions are otherwise allowable. This position will not be adopted if we determine that the loss of depreciation and amortization deductions will have a material adverse effect on the unitholders. If we choose not to utilize this aggregate method, we may use any other reasonable depreciation and amortization method to preserve the uniformity of the intrinsic tax characteristics of any units that would not have a material adverse effect on the unitholders. The IRS may challenge any method of depreciating the Section 743(b) adjustment described in this paragraph. If this challenge were sustained, the uniformity of units might be affected, and the gain from the sale of units might be increased without the benefit of additional deductions. Please read “— Disposition of Common Units—Recognition of Gain or Loss.”

Tax-Exempt Organizations and Other Investors

Ownership of units by employee benefit plans, other tax-exempt organizations, non-resident aliens, foreign corporations, and other non-U.S. persons (mutual funds) raises issues unique to those investors and, as described below, may have substantially adverse tax consequences to them. Employee benefit plans and most other organizations exempt from federal income tax, including individual retirement accounts and other retirement plans, are subject to federal income tax on unrelated business taxable income. Virtually all of our income allocated to a unitholder which is a tax-exempt organization will be unrelated business taxable income and will be taxable to them.

Non-resident aliens and foreign corporations, trusts or estates that own units will be considered to be engaged in business in the United States because of the ownership of units. As a consequence they will be required to file federal tax returns to report their share of our income, gain, loss or deduction and pay federal income tax at regular rates on their share of our net income or gain. Under rules applicable to publicly traded partnerships, we will withhold at the highest marginal tax rate applicable to individuals on cash distributions made quarterly to foreign unitholders. Each foreign unitholder must obtain a taxpayer identification number from the IRS and submit that number to our transfer agent on a Form W-8 BEN or applicable substitute form in order to obtain credit for these withholding taxes. A change in applicable law may require us to change these procedures.

In addition, because a foreign corporation that owns units will be treated as engaged in a United States trade or business, that corporation may be subject to the United States branch profits tax at a rate of 30%, in addition to regular federal income tax, on its share of our income and gain, as adjusted for changes in the foreign corporation’s “U.S. net equity,” which are effectively connected with the conduct of a United States trade or business. That tax may be reduced or eliminated by an income tax treaty between the United States and the country in which the foreign corporate unitholder is a “qualified resident.” In addition, this type of unitholder is subject to special information reporting requirements under Section 6038C of the Internal Revenue Code.

Under a ruling of the IRS, a foreign unitholder who sells or otherwise disposes of a unit will be subject to federal income tax on gain realized on the sale or disposition of that unit to the extent that this gain is effectively connected with a United States trade or business of the foreign unitholder. Apart from the ruling, a foreign unitholder will not be taxed or subject to withholding upon the sale or disposition of a unit if he has owned less than 5% in value of the units during the five-year period ending on the date of the disposition and if the units are regularly traded on an established securities market at the time of the sale or disposition.

Administrative Matters

Information Returns and Audit Procedures. We intend to furnish to each unitholder, within 90 days after the close of each calendar year, specific tax information, including a Schedule K-l, which describes his share of our income, gain, loss and deduction for our preceding taxable year. In preparing this information, which will not be reviewed by counsel, we will take various accounting and reporting positions, some of which have been mentioned earlier, to determine the unitholders share of income, gain, loss and deduction. We cannot assure you that those positions will yield a result that conforms to the requirements of the Internal Revenue Code, Treasury Regulations or administrative interpretations of the IRS. Neither we nor Vinson & Elkins L.L.P. can assure prospective unitholders that the IRS will not successfully contend in court that those positions are impermissible. Any challenge by the IRS could negatively affect the value of the units.

The IRS may audit our federal income tax information returns. Adjustments resulting from an IRS audit may require each unitholder to adjust a prior year’s tax liability, and possibly may result in an audit of that unitholder’s own return. Any audit of a unitholder’s return could result in adjustments not related to our returns as well as those related to our returns.

Partnerships generally are treated as separate entities for purposes of federal tax audits, judicial review of administrative adjustments by the IRS and tax settlement proceedings. The tax treatment of partnership items of income, gain, loss and deduction are determined in a partnership proceeding rather than in separate proceedings with the partners. The Internal Revenue Code requires that one partner be designated as the “Tax Matters Partner” for these purposes. The partnership agreement names Inergy GP, LLC as our Tax Matters Partner.

The Tax Matters Partner has made and will make some elections on our behalf and on behalf of unitholders. In addition, the Tax Matters Partner can extend the statute of limitations for assessment of tax deficiencies against unitholders for items in our returns. The Tax Matters Partner may bind a unitholder with less than a 1% profits interest in us to a settlement with the IRS unless that unitholder elects, by filing a statement with the IRS, not to give that authority to the Tax Matters Partner. The Tax Matters Partner may seek judicial review, by which all the unitholders are bound, of a final partnership administrative adjustment and, if the Tax Matters Partner fails to seek judicial review, judicial review may be sought by any unitholder having at least a 1% interest in profits or by any group of unitholders having in the aggregate at least a 5% interest in profits. However, only one action for judicial review will go forward, and each unitholder with an interest in the outcome may participate.

A unitholder must file a statement with the IRS identifying the treatment of any item on his federal income tax return that is not consistent with the treatment of the item on our return. Intentional or negligent disregard of this consistency requirement may subject a unitholder to substantial penalties.

Nominee Reporting. Persons who hold an interest in us as a nominee for another person are required to furnish to us:

(a)	the name, address and taxpayer identification number of the beneficial owner and the nominee;

(b)	whether the beneficial owner is:

(1)	a person that is not a United States person,

(2)	a foreign government, an international organization or any wholly owned agency or instrumentality of either of the foregoing, or

(3)	a tax-exempt entity;

(c)	the amount and description of units held, acquired or transferred for the beneficial owner; and

(d)	specific information including the dates of acquisitions and transfers, means of acquisitions and transfers, and acquisition cost for purchases, as well as the amount of net proceeds from sales.

Brokers and financial institutions are required to furnish additional information, including whether they are United States persons and specific information on units they acquire, hold or transfer for their own account. A penalty of $50 per failure, up to a maximum of $100,000 per calendar year, is imposed by the Internal Revenue Code for failure to report that information to us. The nominee is required to supply the beneficial owner of the units with the information furnished to us.

Accuracy-Related Penalties. An additional tax equal to 20% of the amount of any portion of an underpayment of tax that is attributable to one or more specified causes, including negligence or disregard of rules or regulations, substantial understatements of income tax and substantial valuation misstatements, is imposed by the Internal Revenue Code. No penalty will be imposed, however, for any portion of an underpayment if it is shown that there was a reasonable cause for that portion and that the taxpayer acted in good faith regarding that portion.

For individuals, a substantial understatement of income tax in any taxable year exists if the amount of the understatement exceeds the greater of 10% of the tax required to be shown on the return for the taxable year or $5,000 ($10,000 for most corporations). The amount of any understatement subject to penalty generally is reduced if any portion is attributable to a position adopted on the return:

(1)	for which there is, or was, “substantial authority”; or

(2)	as to which there is a reasonable basis and the pertinent facts of that position are disclosed on the return.

If any item of income, gain, loss or deduction included in the distributive shares of unitholders might result in that kind of an “understatement” of income for which no “substantial authority” exists, we must disclose the pertinent facts on our return. In addition, we will make a reasonable effort to furnish sufficient information for unitholders to make adequate disclosure on their returns and to take other actions as may be appropriate to permit unitholders to avoid liability for this penalty. More stringent rules apply to “tax shelters,” which we do not believe includes us.

A substantial valuation misstatement exists if the value of any property, or the adjusted basis of any property, claimed on a tax return is 200% or more of the amount determined to be the correct amount of the valuation or adjusted basis. No penalty is imposed unless the portion of the underpayment attributable to a substantial valuation misstatement exceeds $5,000 ($10,000 for most corporations). If the valuation claimed on a return is 400% or more than the correct valuation, the penalty imposed increases to 40%.

Reportable Transactions. If we were to engage in a “reportable transaction,” we (and possibly you and others) would be required to make a detailed disclosure of the transaction to the IRS. A transaction may be a reportable transaction based upon any of several factors, including the fact that it is a type of tax avoidance transaction publicly identified by the IRS as a “listed transaction” or that it produces certain kinds of losses in excess of $2 million. Our participation in a reportable transaction could increase the likelihood that our federal income tax information return (and possibly your tax return) would be audited by the IRS. Please read “—Information Returns and Audit Procedures.”

Moreover, if we were to participate in a reportable transaction with a significant purpose to avoid or evade tax, or in any listed transaction, you may be subject to the following provisions of the American Jobs Creation Act of 2004:

•	accuracy-related penalties with a broader scope, significantly narrower exceptions, and potentially greater amounts than described above at “—Accuracy-related Penalties,”

•	for those persons otherwise entitled to deduct interest on federal tax deficiencies, nondeductibility of interest on any resulting tax liability and

•	in the case of a listed transaction, an extended statute of limitations.

We do not expect to engage in any “reportable transactions.”

State, Local and Other Tax Considerations

In addition to federal income taxes, you will be subject to other taxes, including state and local income taxes, unincorporated business taxes, and estate, inheritance or intangible taxes that may be imposed by the various jurisdictions in which we do business or own property or in which you are a resident. Although an analysis of those various taxes is not presented here, each prospective unitholder is urged to consider their potential impact on his investment in us. We presently own property or do business in various states, almost all of which currently impose a personal income tax. A unitholder will likely be required to file state income tax returns and to pay state income taxes in these states and may be subject to penalties for failure to comply with these requirements. In some states, tax losses may not produce a tax benefit in the year incurred and also may not be available to offset income in subsequent taxable years. Some of the states may require us, or we may elect, to withhold a percentage of income from amounts to be distributed to a unitholder who is not a resident of the state. Withholding, the amount of which may be greater or less than a particular unitholder’s income tax liability to the state, generally does not relieve a nonresident unitholder from the obligation to file an income tax return. Amounts withheld may be treated as if distributed to unitholders for purposes of determining the amounts distributed by us. Please read “—Tax Consequences of Unit Ownership—Entity-Level Collections.” Based on current law and our estimate of our future operations, the managing general partner anticipates that any amounts required to be withheld will not be material. We may also own property or do business in other states in the future.

It is the responsibility of each unitholder to investigate the legal and tax consequences, under the laws of pertinent states and localities, of his investment in us. Accordingly, each prospective unitholder should consult, and must depend upon, his own tax counsel or other advisor with regard to those matters. Further, it is the responsibility of each unitholder to file all state and local, as well as federal tax returns, that may be required of him. Vinson & Elkins L.L.P. has not rendered an opinion on the state or local tax consequences of an investment in us.

Tax Consequences of Ownership of Debt Securities

A description of the material federal income tax consequences of the acquisition, ownership and disposition of debt securities will be set forth on the prospectus supplement relating to the offering of debt securities.

PLAN OF DISTRIBUTION

We may sell securities described in this prospectus and any accompanying prospectus supplement to one or more underwriters for public offering and sale, and we also may sell securities to investors directly or through one or more broker-dealers or agents.

We will prepare a prospectus supplement for each offering that will disclose the terms of the offering, including the name or names of any underwriters, dealers or agents, the purchase price of the securities and the proceeds to us from the sale, any underwriting discounts and other items constituting compensation to underwriters, dealers or agents.

We will fix a price or prices of our securities at:

•	market prices prevailing at the time of any sale under this registration statement;

•	prices related to market prices; or

•	negotiated prices.

We may change the price of the securities offered from time to time.

If we use underwriters or dealers in the sale, they will acquire the securities for their own account and they may resell these securities from time to time in one or more transactions, including negotiated transactions, at a fixed public offering price or at varying prices determined at the time of sale. The securities may be offered to the public either through underwriting syndicates represented by one or more managing underwriters or directly by one or more of such firms. Unless otherwise disclosed in the prospectus supplement, the obligations of the underwriters to purchase securities will be subject to certain conditions precedent, and the underwriters will be obligated to purchase all of the securities offered by the prospectus supplement if any are purchased. Any initial public offering price and any discounts or concessions allowed or reallowed or paid to dealers may be changed from time to time.

If a prospectus supplement so indicates, the underwriters may, pursuant to Regulation M under the Securities Exchange Act of 1934, engage in transactions, including stabilization bids or the imposition of penalty bids, that may have the effect of stabilizing or maintaining the market price of the securities at a level above that which might otherwise prevail in the open market.

We may sell the securities directly or through agents designated by us from time to time. We will name any agent involved in the offering and sale of the securities for which this prospectus is delivered, and disclose any commissions payable by us to the agent or the method by which the commissions can be determined, in the prospectus supplement. Unless otherwise indicated in the prospectus supplement, any agent will be acting on a best efforts basis for the period of its appointment.

We may agree to indemnify underwriters, dealers and agents who participate in the distribution of securities against certain liabilities to which they may become subject in connection with the sale of the securities, including liabilities arising under the Securities Act of 1933.

Certain of the underwriters and their affiliates may be customers of, may engage in transactions with and may perform services for us or our affiliates in the ordinary course of business.

A prospectus and accompanying prospectus supplement in electronic form may be made available on the web sites maintained by the underwriters. The underwriters may agree to allocate a number of securities for sale to their online brokerage account holders. Such allocations of securities for internet distributions will be made on the same basis as other allocations. In addition, securities may be sold by the underwriters to securities dealers who resell securities to online brokerage account holders.

LEGAL MATTERS

Vinson & Elkins L.L.P., will pass upon the validity of the securities offered in this registration statement. If certain legal matters in connection with an offering of the securities made by this prospectus and a related prospectus supplement are passed on by counsel for the underwriters of such offering, that counsel will be named in the applicable prospectus supplement related to that offering.

EXPERTS

Ernst & Young LLP, independent registered public accounting firm, has audited our consolidated financial statements and schedule included in our Annual Report on Form 10-K, as amended, for the year ended September 30, 2005, and management’s assessment of the effectiveness of our internal control over financial reporting as of September 30, 2005, as set forth in their reports, which are incorporated by reference in this prospectus and elsewhere in the registration statement. Our financial statements and schedule and management’s assessment are incorporated by reference in reliance on Ernst & Young LLP’s reports given on their authority as experts in accounting and auditing.

The combined financial statements of Star Gas Propane, L.P. and Subsidiary as of September 30, 2003 and 2004 and for each of the years in the three-year period ended September 30, 2004 have been incorporated in this prospectus and registration statement in reliance upon the report of KPMG LLP, independent auditors, incorporated by reference herein, and upon the authority of said firm as experts in accounting and auditing. The audit report on the combined financial statements of Star Gas Propane, L.P. and Subsidiary contains an explanatory paragraph that states that there is substantial doubt about the ability of Star Gas Propane, L.P.’s parent to continue as a going concern and consequently there is substantial doubt about the ability of Star Gas Propane, L.P. to continue as a going concern. The combined financial statements do not include any adjustments that might result from the outcome of this uncertainty. The audit report refers to the adoption of Statement of Financial Accounting Standards No. 142, “Goodwill and Other Intangible Assets.”

The combined financial statements of Central New York Oil and Gas Company, LLC and eCorp Marketing, LLC (“the Companies”) as of December 31, 2004, 2003 and 2002 and for each of the years in the three-year period ended December 31, 2004 have been incorporated in this prospectus and registration statement in reliance upon the report of Pannell Kerr Forster of Texas, P.C., independent auditors, incorporated by reference herein, and upon the authority of said firm as experts in accounting and auditing. The audit report on the combined financial statements of the Companies contains an explanatory paragraph that states that there have been various legal proceedings and claims between the Companies and other parties. Subsequent to December 31, 2004, the Companies entered into various release and settlement agreements resolving these disputes. In addition on July 8, 2005, the Companies entered into a purchase agreement whereby the members’ equity interest of the Companies were acquired by entities owned or controlled by Inergy, L.P. The transaction was consummated on August 9, 2005.

4,000,000 Common Units

Representing Limited Partner Interests

PROSPECTUS SUPPLEMENT

March 24, 2009

Wachovia Securities

Barclays Capital

Citi

UBS Investment Bank

Credit Suisse

Raymond James